FuelCell Energy | 2009 Annual Report



10010114

POWERING THE FUTURE

Ultra-Clean, Efficient, Reliable Power

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FEB 12 2010

Washington, DC
110

Letter to Shareholders

Why Fuel Cells?

Dear Shareholders,

We believe our fuel cells will play an important role in helping to solve the world's crucial energy challenges. Policymakers and electric power producers around the world are seeking new and better ways to generate electricity more cleanly, efficiently and reliably. They are searching for baseload technologies that are suitable for generating power where it is needed. Fuel cell power plants possess all of these characteristics; in many circumstances they are the *only* technology that meets these hard-to-fill requirements – and they are available now.

Today, fuel cells are producing ultra-clean power reliably and efficiently around the globe. From the United States and Canada to South Korea and Europe, our fuel cell power plants have generated over 400 million kilowatt hours (kWh) of electricity – enough to power 33,000 homes for a year. Compared to the average U.S. central generation power plant, our fuel cell power plants produced 150,000 fewer tons of CO_2, 500 fewer tons of nitrous oxides and 1,200 fewer tons of sulfur oxides. They also eliminated over 32 tons of particulate matter – a potential contributor to tens of thousands of cardiovascular and respiratory illnesses annually.

Cover photo:
2.8 MW at FuelCell Energy in Connecticut

Our fuel cells generate power continuously, 24 hours a day, seven days a week, and complement solar and wind technologies, which operate only 25 to 35 percent of the time. Our power plants' electrical efficiency is 47 to 60 percent so our customers need less fuel for the same amount of power compared to competing distributed generation technologies.

Because they are clean and quiet, fuel cells can be installed where the electric power is most needed. For the first time, there is a clean baseload technology that enables distributed generation. Distributed generation eliminates the need to build costly and inefficient transmission systems and can add clean generation in flexible increments. Our customers are also attracted to our power plants' fuel flexibility, enabling them to operate on renewable biogas and natural gas – plentiful domestic fuels that provide greater energy independence and security. Additionally, when our fuel cell power plants' byproduct heat is used for heating and cooling applications, customers save on those fuel costs.

Stationary fuel cells can facilitate the deployment of the "smart grid." A smart grid actively manages power generation resources to provide electricity where it is needed most. This added responsiveness can be more economical with deployment of clean distributed generation throughout the grid, creating a secure supply of local baseload power that can be paired with other sources to provide more expensive peaking power.



2.4 MW at GS EPS in South Korea



900 kW at City of Tulare, California

The addition of continuous baseload power is critical to stabilizing and supplementing the grid. Distributed generation helps make the grid more reliable, protects it from disruptions, and can allow expansion of intermittent technologies such as solar and wind power. South Korea has recognized these benefits and is in the process of enacting an $85.8 billion renewable energy plan that is expected to include stationary fuel cells operating on natural gas. The Renewable Energy Standard (RES) is expected to mandate 4.3 percent clean energy by 2015, or approximately 2,800 MW, and 11 percent by 2030. To date, approximately half our installed base is in South Korea.

The U.S. is beginning to move toward passing similar legislation. The American Clean Energy and Security Act passed by the U.S. House of Representatives currently includes a federal RES requiring a percentage of each state's electricity to come from clean energy sources. The percentage being discussed is 15 percent by 2020, which amounts to a significant market potential for clean energy generation. In addition, the bill includes a "cap-and-trade" provision that regulates CO2 emissions. The target reduction in greenhouse gases is 17 percent of 2005 levels by 2020 and 83 percent by 2050. The U.S. Senate is expected to consider a similar bill this year. Clearly, if a clean energy bill is passed, it could substantially increase the domestic market for fuel cell power plant sales.

We believe our fuel cells will play an important role in helping to solve the world's crucial energy challenges.

Fuel cells were developed with support from the U.S. Department of Energy to meet the challenge of clean, highly efficient power generation. Wind and solar are key contributors to the solution but the reality is that fossil fuel is still used to produce most of the grid's electricity. For example, California derives 55 percent of its power from natural gas. Fuel cell power plants take that fuel and, by eliminating combustion, produce ultra-clean, highly efficient electricity, virtually eliminating harmful emissions and reducing greenhouse gases.

As the only company in the world manufacturing commercial megawatt-class fuel cells for baseload power generation, FuelCell Energy has a first-mover opportunity to capture a significant share of the global energy market in a world hungry for solutions that are not only environmentally friendly and highly efficient, but also economical and available now.



R. Daniel Brdar
Chairman, President, and Chief Executive Officer
FuelCell Energy, Inc.

Strong Foundation for 2010

We accomplished several important objectives in 2009, laying a strong foundation for future growth in key geographic and vertical markets in Asia, North America and Europe. Although tight credit made financing power projects difficult, we received orders for more megawatts (MW) of our ultra-clean fuel cells than at any other time in our history.

In addition to increasing order flow in our key markets, FuelCell Energy's path to profitability is based on aggressively driving down our product costs. We have achieved more than 60 percent unit cost reduction since the commercialization of our megawatt-class products. The most recent design of our cost-reduced megawatt-class products went into production during 2009, and we expect these products to be gross margin profitable on a unit-by-unit basis.

This is an important milestone for us because these products, together with increased manufacturing volume, will start to move us toward Company profitability. As our production volume increases, expanded global sourcing, larger volume purchases, more competition among our suppliers, increased productivity in our facilities, and enhanced supply chain, will lead to further cost reductions.

In order to capitalize on rising worldwide demand and bring our Company to profitability, we are increasingly focused on a number of strategic vertical markets that are ideally suited to the unique capabilities and characteristics of our fuel cells. These verticals include grid-support, wastewater treatment and gas pipeline applications.

South Korea is one of the countries at the forefront of the global quest for cleaner and more efficient energy solutions. In the last two years, our manufacturing and distribution partner, POSCO Power, has ordered 69 MW, primarily for our multi-megawatt fuel cell power plants in grid-support applications. The clean energy generated by these megawatt-class fuel cells supplements electricity generated by centrally located power plants and, at several locations, the byproduct heat is supplied to nearby buildings to provide heating and cooling. The result is that our units are contributing to a more secure and flexible grid with a much lower carbon footprint. By the end of 2009, approximately 23 MW of FuelCell Energy power plants were operating in South Korea, including our first six 2.4 MW DFC3000 power plants.

Toward the end of 2009, we completed a new licensing agreement allowing POSCO Power to manufacture fuel cell stack modules from cell and module components we produce here in the U.S. These fuel cell modules will be combined with balance-of-plant also manufactured in South Korea for sale in South Korea. The license agreement included an upfront license fee of $10 million and POSCO Power invested $25 million in FuelCell Energy common stock as another demonstration of its commitment to expand the Asian market for our products.

FuelCell Energy Installations and Backlog
Applications by Megawatt





2.4 MW at Meiya Power Co. in South Korea

Similar to South Korea's proposed Renewable Energy Standard (RES), Connecticut's Renewable Portfolio Standard (RPS) requires utilities to purchase 20 percent of its electricity from clean power sources by 2020. Under this program, Connecticut's Department of Public Utility Control selected 43.5 MW of projects that use our DFC3000 power plants either alone or in combination with turbines. The project developers executed power purchase agreements with utilities and are in discussions with financiers to fund the projects. At the same time, applications for the projects were submitted under the U.S. Department of Energy's $6 billion loan guarantee program.

Our second largest market behind grid-support is wastewater treatment due to our fuel cells' low emissions, high efficiency and fuel flexibility, which allows them to operate on renewable biogas. Most of our wastewater treatment sales have been to facilities in California, which has the strictest emissions regulations in the nation. Biogas produced by wastewater treatment operations is used to operate the power plants and the fuel cells' byproduct heat is fed to anaerobic digesters that process the waste. In combined heat and power (CHP) applications like this, our customers can achieve up to 90 percent system efficiencies – saving both emissions and fuel costs.

This past October, California extended its Self-Generation Incentive Program (SGIP) through 2015, and continues to fund it with approximately $83 million annually. The SGIP provides funds for fuel cell projects that generate clean electricity on-site. Approximately 15 MW of our products have received SGIP support since the program's inception – including the County of Sonoma for a 1.4 MW DFC1500 unit and the City of Tulare for its fourth DFC300 power plant – our most recent orders.

California passed legislation to implement two feed-in-tariffs that include electricity generated by fuel cell power plants. One of the tariffs is for CHP projects and the other is for renewable power installations. The fuel cell market in South Korea was initially launched with a feed-in-tariff. The California Public Utilities Commission is currently working to set pricing for these tariffs and we expect the commission to rule in 2010.

The gas pipeline market is another emerging market for our fuel cell power plants. Our Direct Fuel-Cell-Energy Recovery Generation (DFC-ERG) power plant is specifically

FuelCell Energy Milestones

1969	Company founded in Danbury, CT
1980's	Carbonate fuel cell technology research and development
1992	Demonstrated first 120 kW fuel cell system
1996	Demonstrated 2 MW system at a wastewater treatment plant in Santa Clara, CA
1996-2003	Company continues development and builds commercial manufacturing plant
2003	First commercial unit shipped to Kirin Brewery in Japan
2003-2008	Asia, Europe, and U.S. markets order FuelCell Energy products
2006	Stack output increased from 250 kW to 300 kW
2008	POSCO Power agreement signed, leading to 69 MW of orders
2008	Output from megawatt-class products increased from 300 kW to 350 kW
2008-2009	Connecticut Department of Utility Control approves 43.5 MW under its RPS
2009	Nearly 60 units operating worldwide and 400 million kilowatt hours generated.



2.8 MW at POSCO Power in South Korea

designed for the gas pipeline market and delivers approximately 60 percent electrical efficiency. This is possible because the DFC-ERG delivers electricity and heat for pipeline operations and uses the energy from gas depressurization to produce additional electricity in a turbo expander. The first DFC-ERG was installed in Toronto and four more projects totaling 18.8 MW were approved by regulators in Connecticut under its RPS program. This market for gas pipeline applications is worldwide. In just the northeastern U.S., northern California and Toronto, the market is estimated at 250 MW to 350 MW.

The Ontario government ruled in September that gas distribution companies may own and operate power plants that generate both electricity and heat, including fuel cells operating on natural gas, up to 10 MW per facility. In conjunction with this ruling, we anticipate that Ontario will implement a type of standard offer program allowing clean technologies to complement the policy objectives of Ontario's Green Energy Act and Ontario's feed-in-tariff for renewables.

Europe has been a leader in its adoption of renewable technologies like wind and solar but not ultra-clean baseload generation. As we have seen in other markets, fossil fuel is still the largest source of electricity, and technologies processing that fuel cleanly and efficiently can help these markets achieve their goals for renewable and ultra-clean electric power. We are currently in discussions with potential partners to address Europe's various geographic and vertical market opportunities.

Here at home, the U.S. House of Representatives passed the American Clean Energy and Security Act that includes a federal RES requiring a percentage of each state's electricity to come from clean energy sources and a "cap-and-trade" provision that regulates the amount of CO2 that can be emitted. We are continuing to work with legislators to ensure that fuel cells operating on both natural gas and renewable biogas are included in whatever form the final legislation takes.

Our achievements bode well for the future of our Company, especially the production of cost-reduced products, record product orders from POSCO Power, and the completion of our recent licensing agreement with them. We are beginning 2010 with a solid backlog of orders and it is becoming increasingly clear that customers and governments worldwide recognize our fuel cell products as a critical part of the green energy solution.



2.2 MW DFC-ERG in Toronto, Canada

Financial Table of Contents

Selected Financial Data 6

Management's Discussion and Analysis of Financial
Condition and Results of Operations 7

Management's Annual Report on Internal Control
Over Financial Reporting 19

Report of Independent Registered Public Accounting Firm 20

Consolidated Balance Sheets 21

Consolidated Statements of Operations 22

Consolidated Statements of Changes in Shareholders' Equity 23

Consolidated Statements of Cash Flows 24

Notes to Consolidated Financial Statements 25

Quantitative and Qualitative Disclosures About Market Risk 39

Performance Graph 39

Shareholder Information 40

Selected Financial Data

The selected consolidated financial data presented below as of the end of each of the years in the five-year period ended October 31, 2009 have been derived from our audited consolidated financial statements together with the notes thereto included elsewhere in this Annual Report. The data set forth below is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and their notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report.

Consolidated Statement of Operations Data:
(Amounts presented in thousands, except for per share amounts)

Years Ended October 31,	2009	2008	2007	2006	2005
Revenues:					
Product sales and revenue	$ 73,804	$ 82,748	$ 32,517	$ 21,514	$ 17,398
Research and development contracts	14,212	17,987	15,717	11,774	12,972
Total revenues	88,016	100,735	48,234	33,288	30,370
Costs and expenses:					
Cost of product sales and revenues	107,033	134,038	61,827	61,526	52,067
Cost of research and development contracts	10,994	16,059	13,438	10,330	13,183
Administrative and selling expenses	17,194	19,968	18,625	17,759	14,154
Research and development expenses	19,160	23,471	27,489	24,714	21,840
Total costs and expenses	154,381	193,536	121,379	114,329	101,244
Loss from operations	(66,365)	(92,801)	(73,145)	(81,041)	(70,874)
Interest expense	(265)	(100)	(84)	(103)	(103)
Loss from equity investments	(812)	(1,867)	(1,263)	(828)	(1,553)
Interest and other income, net (1)	860	3,268	7,471	5,760	5,596
Redeemable minority interest	(2,092)	(1,857)	(1,653)	107	—
Provision for taxes	—	—	—	—	—
Loss from continuing operations	(68,674)	(93,357)	(68,674)	(76,105)	(66,934)
Discontinued operations, net of tax	—	—	—	—	(1,252)
Net loss	(68,674)	(93,357)	(68,674)	(76,105)	(68,186)
Preferred stock dividends	(3,208)	(3,208)	(3,208)	(8,117)	(6,077)
Net loss to common shareholders	$ (71,882)	$ (96,565)	$ (71,882)	$ (84,222)	$ (74,263)
Basic and diluted loss per share:					
Continuing operations	$(0.99)	$(1.41)	$(1.16)	$(1.65)	$(1.51)
Discontinued operations	—	—	—	—	(.03)
Net loss to common shareholders	$(0.99)	$(1.41)	$(1.16)	$(1.65)	$(1.54)
Basic and diluted weighted average shares outstanding	72,393	68,571	61,991	51,047	48,261

(1) Includes net license fee income of $34, $42, $70 and $19 for years ended October 31, 2008, 2007, 2006 and 2005, respectively, that were reported separately in prior years.

Consolidated Balance Sheet Data:
(Amounts presented in thousands, except for per share amounts)

As of October 31,	2009	2008	2007	2006	2005
Cash and cash equivalents	$ 57,823	$ 38,043	$ 92,997	$ 26,247	$ 22,702
Short-term investments (U.S. Treasury securities)	7,004	30,406	60,634	81,286	113,330
Working capital	77,793	59,606	158,687	104,307	140,736
Total current assets	119,679	118,020	201,005	133,709	161,894
Long-term investments (U.S. Treasury securities)	—	18,434	—	13,054	43,928
Total assets	162,688	185,476	253,188	206,652	265,520
Total current liabilities	41,886	58,414	42,318	29,402	21,158
Total non-current liabilities	14,534	6,747	5,014	5,840	2,892
Redeemable minority interest	14,976	13,307	11,884	10,665	11,517
Redeemable preferred stock	59,950	59,950	59,950	59,950	98,989
Total shareholders' equity	31,342	47,058	134,022	100,795	130,964
Book value per share (1)	$0.37	$0.68	$1.97	$1.90	$2.70

(1) Calculated as total shareholders' equity divided by common shares issued and outstanding as of the balance sheet date.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW AND RECENT DEVELOPMENTS

Overview

We are a world leader in the development and production of stationary fuel cells for commercial, industrial, government and utility customers. Our ultra-clean and high efficiency Direct FuelCell® power plants are generating power at over 55 locations worldwide. Our products have generated over 400 million kilowatts (kWh) of power using a variety of fuels including renewable wastewater gas, food and beverage waste, natural gas and other hydrocarbon fuels.

Our core fuel cell products ("Direct FuelCell" or "DFC Power Plants") offer higher-efficiency stationary power generation for customers. In addition to our commercial products, we continue to develop our carbonate fuel cells, planar solid oxide fuel cell ("SOFC") technology and other fuel cell technology with our own and government research and development funds.

Our proprietary carbonate DFC Power Plants electrochemically (without combustion) produce electricity directly from readily available hydrocarbon fuels such as natural gas and biogas. Customers buy fuel cells to reduce cost and pollution, and improve power reliability. Electric generation without combustion significantly reduces harmful pollutants such as NOX and particulates. Higher fuel efficiency results in lower emissions of carbon dioxide ("CO2"), a major greenhouse gas, and also results in less fuel needed per kWh of electricity generated and Btu of heat produced. Greater efficiency reduces customers' exposure to volatile fuel costs and minimizes operating costs. Our fuel cells operate 24/7 providing reliable power to both on-site customers and for grid-support applications.

Compared to other power generation technologies, our products offer significant advantages including:

- Near-zero toxic emissions;
- High fuel efficiency;
- Ability to site units locally as distributed power generation;
- Potentially lower cost power generation;
- Byproduct heat ideal for cogeneration applications;
- Reliable 24/7 base load power;
- Quiet operation; and
- Fuel flexibility.

Typical customers for our products include manufacturers, mission-critical institutions such as correction facilities and government installations, hotels, natural gas letdown stations and customers who can use renewable gas for fuel such as breweries, food processors and wastewater treatment facilities. Our megawatt-class products are also used to supplement the grid for utility customers. With increasing demand for renewable and ultra-clean power options and increased volatility in electric markets, our customers gain control of power generation economics, reliability, and emissions.

We have 58 U.S. patents and 74 international patents covering our fuel cell technology (in certain cases covering the same technology in multiple jurisdictions). We also have 38 U.S. and 154 international patents under application.

Recent Developments

POSCO Power

On October 27, 2009, we entered into a Stack Technology Transfer and License Agreement (the "2009 License Agreement") with POSCO Power ("POSCO") allowing POSCO to produce fuel cell stack modules from cells and components provided by us. These fuel cell modules will be combined with balance-of-plant manufactured and locally sourced in South Korea to complete electricity-producing fuel cell power plants for sale in South Korea. The 2009 License Agreement provides for an upfront license fee of $10.0 million as well as an ongoing royalty, initially set at 4.1 percent of the revenues generated by sales of the fuel cell stack modules manufactured and sourced by POSCO.

Additionally on October 27, 2009, POSCO purchased $25.0 million (6,963,788 shares) of our common stock. With this investment, POSCO's ownership interest in our common stock increased to approximately 13 percent based on total common stock outstanding as of October 31, 2009.

In June 2009, we entered into a Product Sales Contract with POSCO for a total of 30.8 megawatts (MW) of our DFC modules and components. The order represents an estimated sales value of $58 million and calls for delivery of units during 2010 and early 2011. We received an advance payment of $5.8 million in July 2009.

Registered Direct Offering

In June 2009, we raised $22.5 million, net of fees and expenses, from a registered direct offering of 6,737,166 shares of common stock at $3.59 per share.

Connecticut Renewable Portfolio Standards Program

Under Connecticut's Renewable Portfolio Standards ("RPS") program, the Connecticut Department of Public Utility Control ("DPUC") issued a final decision approving 27.3 MW in April 2009, bringing the total projects incorporating our power plants awarded to 43.5 MW. These include a 14.3 MW power plant for grid support, 18.8 MW of DFC-ERG® power plants to be located at four natural gas distribution stations, a 3.2 MW DFC/Turbine for an electrical substation and 7.2 MW at two hospitals. The DFC-ERG and DFC/Turbine power plants are our highest-efficiency products and are twice as efficient as the average U.S. central generation fossil fuel power plant. These projects are eligible for the $6 billion federal loan guarantee program and the Federal Investment Tax Credit ("ITC") of 30 percent of project costs up to $3,000 per kilowatt.

Cash Management Plan

The pressure on credit markets and timing of federal energy policy initiatives created delays in order flow in the U.S. market, impacting our growth plans. In response, we partially offset higher cash use with lower capital spending and other Company-wide cost reductions. In February 2009, we reduced our workforce by six percent, suspended employer contributions to the 401(k) plan, and froze salaries except for production employees.

The American Recovery and Reinvestment Act

The American Recovery and Reinvestment Act ("ARRA") enacted in February 2009 directs more than $43 billion dollars for energy initiatives and another $20 billion in tax incentives for renewable energy and energy efficiency over the next 10 years. Projects using our stationary fuel cells may be eligible to receive benefits under the following provisions of the ARRA:

- A new federal ITC grant provision allows project developers to fund projects by applying for a grant through the Department of the Treasury. Previously, the ITC could only be used as a credit against taxable income;
- The ARRA repeals certain ITC limitations and now allows the credit to be taken on a greater percentage of total project costs;
- For certain projects put in service during 2009, developers can claim accelerated depreciation up to 50 percent of the adjusted cost basis of the property. For projects beginning operation before January 1, 2011, developers can claim the same accelerated depreciation benefits on the adjusted basis of the project as of January 1, 2010. For developers using the ITC or cash grant, 42.5 percent can be deducted immediately;
- An additional $3.2 billion was allocated for the U.S. Department of Energy's ("DOE") Energy Efficiency and Renewable Energy program to apply to state block grants. These funds are for clean energy programs and include installation of high efficiency fuel cell power plants to provide ultra-clean, reliable electricity;
- $300 million was directed to the U.S. Department of Defense ("DOD") for research, development, evaluation, and demonstration of projects that employ fuel cell, solar, and wind sources for energy generation;
- A $1.6 billion bond program was included that provides new clean energy bonds to finance facilities that generate electricity from ultra-clean sources such as fuel cells.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our financial statements in conformity with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Our critical accounting policies are those that are both most important to our financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of the consolidated financial statements, actual results may vary from these estimates.

We believe that the following discussion represents our critical accounting policies and estimates.

Revenue Recognition

We earn revenue from (i) the sale and installation of fuel cell power plants and component parts to customers (i.e. product sales), (ii) providing services under long-term service contracts, (iii) the sale of electricity under power purchase agreements ("PPA"), (iv) incentive revenue from the sale of electricity under PPAs, (v) site engineering and construction services and (vi) customer-sponsored research and development projects. Our revenue is primarily generated from customers located throughout the U.S., Asia and Europe and from agencies of the U.S. government. Revenue from customer-sponsored research and development projects is recorded as research and development contracts revenue and all other revenues are recorded as product sales and revenues in the consolidated statements of operations. Revenues from fuel cell product sales are recognized proportionally as costs are incurred and assigned to a customer contract by comparing the estimated total manufacture and installation costs for each contract to the total contract value. Revenues from service contracts are generally recognized ratably over the term of the contract. For service contracts that include a fuel cell stack replacement, a portion of the total contract value is recognized as revenue at the time of the stack replacement and the remainder of the contract value is recognized ratably over the term of the contract. Revenues from the sale of electricity are recognized as electricity is provided to the customer. Incentive revenue is recognized ratably over the term of the PPA. Site engineering and construction services revenue is recognized as costs are incurred.

As our fuel cell products are in their early stages of development and market acceptance, we cannot reliably estimate the total costs to produce, install and operate our newest products through the end of the warranty period included in our product sales contracts. Therefore, actual costs incurred could differ materially from initial estimates and materially impact revenue recognition. We also have not historically provided for a loss reserve estimate on product or service contracts because such losses cannot be reasonably estimated. As our products achieve commercial market acceptance and we gain further operating experience, a reliable history of production and service costs and product life should enable management to reasonably estimate future costs to complete an individual product or service contract, and establish contract loss reserves, if necessary.

Revenues from fuel cell research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. Revenues from government funded research, development and demonstration programs are generally multi-year, cost-reimbursement and/or cost-shared type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement.

While government research and development contracts may extend for many years, funding is often provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds. As of October 31, 2009, research and development sales backlog totaled $14.2 million, of which 24 percent is funded. Should funding be temporarily delayed or if business initiatives change, we may choose to devote resources to other activities, including internally funded research and development.

Inventories and Advance Payments to Vendors

Inventories consist principally of raw materials and work-in-process and are stated at the lower of cost or market. In certain circumstances, we will make advance payments to vendors for future inventory deliveries. These advance payments are recorded as other current assets on the consolidated balance sheets.

As we have historically sold products at or below cost, we provide for a lower of cost or market ("LCM") adjustment to the cost basis of inventory. This adjustment is computed by comparing the current sales prices of our power plants to estimated costs of completed power plants. As we gain further operating experience, management may reevaluate its accounting estimates for inventory reserves in future periods, if necessary.

As of October 31, 2009 and October 31, 2008, the LCM adjustment to the cost basis of inventory and advance payments to vendors was $9.5 million and $12.4 million, respectively, which equates to a reduction of 25 and 30 percent, respectively, of the gross inventory and advance payments to vendors value.

Internal Research and Development Expenses

We conduct internally funded research and development activities to improve current or anticipated product performance and reduce product life-cycle costs. These costs are classified as research and development expenses in our consolidated statements of operations.

Service and Warranty Expense Recognition

We warranty our products for a specific period of time against manufacturing or performance defects. We accrue for warranty costs on products that have sufficient operating experience to allow management to reasonably estimate warranty obligations. For newer products where we have limited operating experience, warranty costs are currently expensed as incurred. As a result, operating results could be negatively impacted should there be product manufacturing or performance defects.

In addition to the standard product warranty of one year, we have contracted with certain customers to provide long-term service agreements ("LTSA") for fuel cell power plants ranging from one to 13 years. Our standard service agreement term is five years. We provide for a reserve of LTSA costs if agreements are sold below our standard pricing. Pricing for LTSAs is based upon estimates of future costs, which given our products' early stage of development could be materially different from actual expenses.

Share-Based Compensation

We account for stock options awarded to employees and non-employee directors under the fair value method of accounting using the Black-Scholes valuation model to estimate fair value at the grant date. The model requires us to make estimates and assumptions regarding the expected life of the option, the risk-free interest rate, the expected volatility of our common stock price and the expected dividend yield. The fair value of stock options is amortized to expense over the vesting period, generally four years. Share-based compensation was $4.8 million, $5.5 million and $5.2 million for the fiscal years ended October 31, 2009, 2008 and 2007, respectively.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on net operating loss ("NOL") carryforwards, research and development credit carryforwards, and differences between financial reporting and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is unlikely that some or all of the deferred tax assets will be realized.

As of November 1, 2007, we adopted guidance for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). The company's financial statements should reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts.

The evaluation of a tax position is a two-step process. The first step is recognition: the company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is measurement: a tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

RESULTS OF OPERATIONS

Management evaluates the results of operations and cash flows using a variety of key performance indicators including revenues compared to prior periods and internal forecasts, costs of our products and results of our "cost-out" initiatives, and operating cash use. These are discussed throughout the "Results of Operations" and "Liquidity and Capital Resources" sections.

Comparison of the Years Ended October 31, 2009 and October 31, 2008

Revenues and Cost of revenues

Our revenues and cost of revenues for the years ended October 31, 2009 and 2008 were as follows:

	Year Ended October 31, 2009		Year Ended October 31, 2008		
	Revenues	Percent of Revenues	Revenues	Percent of Revenues	Percentage Change in Revenues
Revenues:					
Product sales and revenues	$73,804	84%	$ 82,748	82%	(11)%
Research and development contracts	14,212	16%	17,987	18%	(21)%
Total	$88,016	100%	$100,735	100%	(13)%

	Year Ended October 31, 2009		Year Ended October 31, 2008		
	Cost of Revenues	Percent of Cost of Revenues	Cost of Revenues	Percent of Cost of Revenues	Percentage Change in Cost of Revenues
Cost of revenues:					
Product sales and revenues	$107,033	91%	$134,038	89%	(20)%
Research and development contracts	10,994	9%	16,059	11%	(31)%
Total	$118,027	100%	$150,097	100%	(21)%

Total revenues for the year ended October 31, 2009 decreased by $12.7 million, or 13 percent, to $88.0 million from $100.7 million during the same period last year. Total cost of revenues for the year ended October 31, 2009 decreased by $32.1 million, or 21 percent, to $118.0 million from $150.1 million during the same period last year.

We contract with a small number of customers for the sale of our products and for research and development contracts. For the fiscal years ended October 31, 2009, 2008 and 2007, our top two customers, POSCO and the DOE, accounted for 80 percent, 62 percent and 45 percent, respectively, of our total annual consolidated revenues. Our largest strategic partner, POSCO, accounted for 64 percent, 46 percent and 13 percent of total revenues, and the DOE and other governmental agencies accounted for 16 percent, 17 percent and 31 percent of total revenues for the fiscal years ended October 31, 2009, 2008 and 2007, respectively.

There can be no assurance that we will continue to achieve historical levels of sales of our products to our largest customers. Even though our customer base is expected to increase and our revenue streams to diversify, a substantial portion of net revenues could continue to depend on sales to a limited number of customers. Our agreements with these customers may be cancelled if we fail to meet certain product specifications or materially breach the agreement, and our customers may seek to renegotiate the terms of current agreements or renewals. The loss of, or a reduction in sales to, one or more of our larger customers could have a material adverse affect on our business, financial condition and results of operations.

Product sales and revenues

We have historically sold our fuel cell products below cost while the market develops and product costs are reduced. We have been engaged in a formal commercial cost-out program since 2003 to reduce the total life cycle costs of our power plants and have made significant progress primarily through value engineering our products, manufacturing process improvements, higher production levels, technology improvements and global sourcing. During fiscal 2009, we began production of our newest megawatt-class power plants. The new design incorporates new stacks with outputs of 350 kW each compared to 300 kW previously, along with lower component and raw material costs derived from process improvements, volume manufacturing and global sourcing. We expect these new products will result in gross margin improvement on a unit-by-unit basis.

We currently anticipate that total product sales and revenues will be gross margin profitable when we achieve annual production volumes in the 35 MW to 70 MW range depending on product mix. As a measure of cost reduction progress prior to achieving positive margins, we calculate a cost-to-revenue ratio, which is cost divided by revenue. Actual production in fiscal 2009 was approximately 30 MW of fuel cell products compared to approximately 22 MW in 2008.

Product sales and revenues, corresponding cost of product sales and revenues and the cost-to-revenue ratio for the fiscal years ended October 31, 2009 and 2008 were as follows:

	Year Ended October 31, 2009	Year Ended October 31, 2008	Percentage Change
Product sales and revenues	$ 73,804	$ 82,748	(11)%
Cost of product sales and revenues	107,033	134,038	(20)%
Gross margin	$ (33,229)	$ (51,290)	(35)%
Cost-to-revenue ratio	1.45	1.62	(10)%

Product sales and revenues decreased $8.9 million to $73.8 million for fiscal 2009, compared to $82.7 million for fiscal 2008. Reduced site engineering and construction work of $6.7 million and lower component sales of $1.5 million drove the decrease. Revenue in fiscal 2009 included $63.2 million of power plant sales compared to $64.3 million last year, $2.0 million related to site engineering and construction work for projects where we are responsible for complete power plant system installation compared to $8.7 million last year, $6.0 million related to service agreements and component sales compared to $6.8 million last year and $2.6 million of revenue related to PPAs compared to $2.9 million last year.

Cost of product sales and revenues decreased to $107.0 million for fiscal 2009, compared to $134.0 million during 2008. The cost-to-revenue ratio also decreased to 1.45-to-1 during fiscal 2009, compared to 1.62-to-1 during the same period a year ago. The cost-to-revenue ratio was favorably impacted in fiscal 2009 by the shift to lower cost megawatt-class products and lower unit costs across all product lines. In the second half of the fiscal year, we experienced delays in commissioning and final acceptance testing on the first multi-megawatt products installed in South Korea. This resulted in higher costs which negatively impacted the cost-to-revenue ratio.

Cost of product sales and revenues includes costs to manufacture and ship our power plants and power plant components to customers, site engineering and construction costs where we are responsible for power plant system installation, warranty expense, liquidated damages and costs to service power plants for customers with long-term service agreements (including maintenance and stack replacement costs incurred during the period), PPA operating costs and LCM adjustments.

Service agreements and aftermarket costs, net of revenues, totaled $14.4 million for the fiscal year ended October 31, 2009 compared to $19.9 million in the same period of the prior year. The decrease in net service agreement and aftermarket costs is primarily due to lower stack replacement costs. In fiscal year 2008, we began producing a five-year fuel cell stack and are now using these stacks in our current power plants.

Our standard LTSA has a term of five years and costs and margin were negatively impacted by replacement of our last generation three-year stack within the standard five-year term. Under the terms of our LTSA, the power plant must meet a minimum operating output during the term. If minimum output falls below the contract requirement, we may replace the customer's fuel cell stack with a new or used unit. Our contractual liability under LTSAs is limited to the amount of service fees payable under the contract. This can often times be less than the cost of a new stack replacement. However, in order to continue to meet customer expectations on early product designs, we incur costs in excess of our contractual liabilities. Excluding this impact, the cost-to-revenue ratio would have been 1.28-to-1 during fiscal 2009, compared to 1.40-to-1 during fiscal 2008.

LTSAs for power plants that have our new five-year stack design are not expected to require a stack change to continue to meet minimum operating levels during the initial five-year term of the contract, although we have limited operating experience with these products. Stack replacements for these agreements are expected to only be required upon renewal of the service agreement. We expect the replacement of older stacks will continue over the next several years, and as a result, we expect to continue to incur losses in order to maintain power plants. Future costs for maintaining legacy service agreements will be determined by a number of factors including life of the stack, used replacement stacks available, our limit of liability on service agreements and future operating plans for the power plant.

Research and development contracts

Research and development contracts revenue is derived primarily (greater than 90 percent) from the DOE and other governmental agencies. Research and development contracts revenue and related costs for the fiscal years ended October 31, 2009 and 2008 were as follows:

	Year Ended October 31, 2009	Year Ended October 31, 2008	Percentage Change
Research and development contracts	$14,212	$17,987	(21)%
Cost of research and development contracts	10,994	16,059	(32)%
Gross margin	$ 3,218	$ 1,928	67%

Research and development contracts revenue decreased $3.8 million to $14.2 million for fiscal 2009, compared to $18.0 million for 2008. Cost of research and development contracts decreased $5.1 million to $11.0 million during fiscal 2009, compared to $16.1 million for 2008. Margin from research and development contracts for 2009 was $3.2 million, or 23 percent, compared to $1.9 million, or 11 percent in 2008. The decline in revenue compared to the prior year is due to the completion of several government programs in the second half of fiscal 2008 and the transition to the Phase II coal-based SOFC contract that was awarded in January 2009. Phase II of the megawatt-class coal-based SOFC contract is a $30.2 million contract of which the DOE has agreed to fund $21.0 million with the remaining amount to be funded by us. The decline in costs and corresponding margin improvement is due to a lower cost-share requirement for the Phase II coal-based SOFC contract.

Administrative and selling expenses

Administrative and selling expenses decreased $2.8 million to $17.2 million during fiscal 2009, compared to $20.0 million in 2008. This decrease is due to lower spending as a result of the cash management plan implemented in fiscal 2009 and lower share-based compensation expense.

Research and development expenses

Research and development expenses decreased $4.3 million to $19.2 million during fiscal 2009, compared to $23.5 million in 2008. The decrease is related to the cash management plan implemented in fiscal 2009 and the lower level of engineering effort supporting manufacturing operations, which is accounted for in cost of goods sold.

Loss from operations

Loss from operations for the fiscal year ended October 31, 2009 was $66.4 million compared to a loss of $92.8 million in 2008. The reduction is due to a shift of production to lower cost megawatt-class products, improved sales margins from cost reductions across all product lines and lower operating expenses for the reasons noted above.

Loss from equity investments

Our ownership interest in Versa Power Systems, Inc. ("Versa") at October 31, 2009 was 39 percent, unchanged from 2008. We account for the investment under the equity method of accounting. Our share of equity losses from Versa decreased $1.1 million to $0.8 million in fiscal 2009 compared to $1.9 million in 2008. This decrease was due to lower cost share requirements on research and development activity being performed by Versa.

Interest and other income, net

Interest and other income, net, decreased to $0.9 million for fiscal 2009 compared to $3.3 million for 2008 due to lower average invested balances and average interest rates.

Provision for income taxes

We have not paid federal or state income taxes in several years due to our history of net operating losses. During 2009, we began manufacturing products that are expected to be gross margin profitable on a per unit basis; however, we cannot estimate when production volumes will be sufficient to generate taxable income. Accordingly, no tax benefit has been recognized related to current or prior year losses and other deferred tax assets as significant uncertainty exists surrounding the recoverability of these deferred tax assets. Approximately $4.3 million of our valuation allowance would reduce additional paid in capital upon subsequent recognition of any related tax benefits.

As of October 31, 2009, we have $497 million of federal NOL carryforwards that expire in the years 2020 through 2029 and $341 million in state NOL carryforwards that expire in the years 2011 through 2029. We also have $8.1 million of Connecticut state tax credit carryforwards, of which $1 million expires in 2018. The remaining credits do not expire.

Comparison of the Years Ended October 31, 2008 and October 31, 2007

Revenues and Cost of revenues

Our revenues and cost of revenues for the years ended October 31, 2008 and 2007 were as follows:

	Year Ended October 31, 2008		Year Ended October 31, 2007		
	Revenues	Percent of Revenues	Revenues	Percent of Revenues	Percentage Change in Revenues
Revenues:					
Product sales and revenues	$ 82,748	82%	$32,517	67%	154%
Research and development contracts	17,987	18%	15,717	33%	14%
Total	$100,735	100%	$48,234	100%	109%

	Year Ended October 31, 2008		Year Ended October 31, 2007		
	Cost of Revenues	Percent of Cost of Revenues	Cost of Revenues	Percent of Cost of Revenues	Percentage Change in Cost of Revenues
Cost of revenues:					
Product sales and revenues	$134,038	89%	$61,827	82%	117%
Research and development contracts	16,059	11%	13,438	18%	20%
Total	$150,097	100%	$75,265	100%	99%

Total revenues for the year ended October 31, 2008 increased by $52.5 million, or 109 percent, to $100.7 million from $48.2 million during the same period last year. Components of revenues and cost of revenues were as follows:

Product sales and revenues

Product sales and revenues, corresponding cost of product sales and revenues and the cost-to-revenue ratio for the fiscal years ended October 31, 2008 and 2007 were as follows:

	Year Ended October 31, 2008	Year Ended October 31, 2007	Percentage Change
Product sales and revenues	$ 82,748	$ 32,517	154%
Cost of product sales and revenues	134,038	61,827	117%
Gross margin	$ (51,290)	$(29,310)	75%
Cost-to-revenue ratio	1.62	1.90	(15)%

Product sales and revenue increased $50.2 million to $82.7 million for fiscal 2008, compared to $32.5 million for fiscal 2007. Revenues were higher due to increased orders for our fuel cell power plants. Actual production in fiscal 2008 was approximately 22 MW of fuel cell products compared to approximately 11 MW in 2007. Revenue in fiscal 2008 included $64.3 million of power plant sales compared to $24.9 million in 2007, $8.7 million related to site engineering and construction work for projects where we were responsible for complete power plant system installation compared to $0 in 2007, $6.8 million related to service agreements and component sales compared to $3.3 million in 2007 and $2.9 million of revenue related to PPAs compared to $4.3 million in 2007.

Cost of product sales and revenues increased to $134.0 million for fiscal 2008, compared to $61.8 million during 2007. The cost-to-revenue ratio was 1.62-to-1 during fiscal 2008, compared to 1.90-to-1 during the same period a year ago. The cost-to-revenue ratio was favorably impacted in fiscal 2008 by the shift to increased megawatt-class production and lower unit costs across all product lines.

Service agreements and aftermarket costs, net of revenues, totaled $19.9 million in fiscal 2008 compared to $10.0 million in fiscal 2007. Service agreement and aftermarket costs increased due to a larger installed fleet and stack replacement costs related to early sub-megawatt product designs. Costs and margin were negatively impacted by replacement of our last generation three-year stack within our standard five-year LTSA. Products produced prior to fiscal 2008 had an expected stack life of approximately three years, which is less than the term of our standard LTSA. Under the terms of our LTSA, we may replace the customer's fuel cell stack with either a new or used unit if the power plant does not meet a minimum operating output during the term. Our contractual liability under the LTSA is limited to amount of service fees payable under the contract. This can often times be less than the cost of a new stack replacement. However, in order to continue to meet customer expectations on early product designs, we incur costs in excess of our contractual liabilities. Excluding this impact, the cost-to-revenue ratio would have been 1.40-to-1 during fiscal 2008, compared to 1.66-to-1 during the same period a year ago.

Research and development contracts

Research and development contracts revenue and related costs for the fiscal years ended October 31, 2008 and 2007 were as follows:

	Year Ended October 31, 2008	Year Ended October 31, 2007	Percentage Change
Research and development contracts	$17,987	$15,717	14%
Cost of research and development contracts	16,059	13,438	20%
Gross margin	$ 1,928	$ 2,279	(15)%

Research and development revenue increased $2.3 million to $18.0 million for fiscal 2008, compared to $15.7 million for 2007. Cost of research and development contracts increased to $16.1 million during fiscal 2008, compared to $13.4 million for 2007. Margin from research and development contracts for 2008 was $1.9 million, or 11 percent, compared to $2.3 million, or 15 percent, in 2007. Margin percentage on research and development contracts will vary with the level of cost share we are required to contribute. Research and development contract revenue and costs were primarily related to the DOE's large-scale SOFC hybrid and Vision 21 programs.

Administrative and selling expenses

Administrative and selling expenses increased $1.4 million to $20.0 million during fiscal 2008, compared to $18.6 million in 2007. This was primarily driven by higher bid and proposal and other marketing activities over the prior year. Other increases included higher share-based compensation, business insurance and professional fees as a result of the growth in the business.

Research and development expenses

Research and development expenses decreased to $23.5 million during fiscal 2008, compared to $27.5 million recorded in 2007. The decrease was due to a shift of engineering resources to commercial activities, including planning for our production and capacity ramp, increased research contract activities and supporting the installed power plant base.

Loss from operations

Loss from operations increased by $19.7 million to $92.8 million during fiscal 2008, compared to $73.1 million recorded in 2007. The primary drivers to the increased loss were a higher loss on product sales of $22.0 million due to higher production volumes and higher administrative and selling expenses of $1.4 million partially offset by lower research and development expenses of $4.0 million. Net results benefited from a favorable product mix and lower per unit production costs compared to the comparable prior year period.

Loss from equity investments

Our share of equity losses for fiscal 2008 and 2007 were $1.9 million and $1.3 million, respectively. The increase in equity losses was attributable to higher losses at Versa.

Interest and other income, net

Interest and other income, net, was $3.3 million for fiscal 2008, compared to $7.4 million for 2007. We recognized state research and development tax credits totaling $0.5 million in fiscal 2008, compared to $1.2 million for 2007 on lower allowable research and development activity. Interest income also decreased during 2008 by $3.1 million due to lower average invested balances and lower average interest rates.

Connecticut tax law allows certain companies to obtain cash refunds at an exchange rate of 65 percent of their research and development credits, in exchange for foregoing the carryforward of these credits into future tax years. We record Connecticut research and development tax credits in the period in which the return is filed, which is when management believes the amount of the credits are probable of collection.

Provision for income taxes

As of October 31, 2008, we had $448 million of federal NOL carryforwards, $343 million in state NOL carryforwards and $7 million of Connecticut state tax credit carryforwards.

Based on projections for future taxable income over the period in which the deferred tax assets are realizable, management believed that significant uncertainty existed surrounding the recoverability of the deferred tax assets. Therefore, no tax benefit was recognized related to current or prior year losses and other deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents, and investments in U.S. Treasuries totaled approximately $64.8 million as of October 31, 2009 compared to $86.9 million as of October 31, 2008. Net cash and investments used during the year ended October 31, 2009 was $22.1 million compared to $66.7 million during fiscal 2008. We received cash inflows from the following equity offerings in fiscal 2009:

- In June 2009, we received $22.5 million, net of placement agent fees and offering expenses, from a registered direct offering of 6,737,166 shares of common stock at $3.59 per share.
- In October 2009, POSCO purchased $25.0 million (6,963,788 shares) of our common stock.

Excluding these offerings, our net cash use for the fiscal year totaled $69.6 million. During the full fiscal year 2009, our cash use was impacted by the credit crisis in the U.S. and the working capital impact of a long commissioning cycle in South Korea related to new product installations. We responded to these issues by cutting costs early in the year through a reduction in work force and other cost reductions. As a result of reduced product costs and expected cash flow on existing contract backlog and improvements in the U.S. market, we are targeting cash use to be reduced to a more normalized range of $10 to $12 million per quarter in fiscal 2010. Actual quarterly cash use is impacted by numerous factors including the timing of new orders and customer payments, changes in working capital, capital spending and the factory production rate.

We anticipate that our existing capital resources, together with anticipated revenues and cash flows, will be adequate to satisfy our financial requirements and agreements through at least the next 12 months. We are currently operating at a 30 MW annual run rate and our current backlog is approximately 44 MW. Our future liquidity will be dependent on obtaining the order volumes and cost reductions on our fuel cell products necessary to achieve profitable operations. We may also raise capital through additional equity offerings; however, there can be no assurance that we will be able to obtain additional financing in the future. If we are unable to raise additional capital, our growth potential may be adversely affected and we may have to modify our plans.

Cash Flows

Cash, cash equivalents, and investments in U.S. Treasuries at October 31, 2009 and 2008 were as follows:

	Year Ended October 31, 2008	Year Ended October 31, 2007	Change
Cash and cash equivalents	$57,823	$38,043	$ 19,780
U.S. Treasuries	7,004	48,840	(41,836)
Total	$64,827	$86,883	$(22,056)

Cash and cash equivalents at October 31, 2009 totaled $57.8 million, reflecting an increase of $19.8 million from October 31, 2008. We have earmarked $3.9 million of our cash and cash equivalents as collateral against letters of credit, banking requirements and customer contracts. At October 31, 2009, we have an outstanding letter of credit for $0.6 million with an expiration date of November 15, 2009. The key components of our cash inflows and outflows from operations were as follows:

Operating Activities—During fiscal 2009, we used $65.2 million in cash for operating activities, compared to $61.4 million of cash used during 2008. Cash used in operating activities during fiscal 2009 consisted of the net loss for the year of $68.7 million and changes in net working capital of $13.8 million partially offset by non-cash charges totaling $17.3 million.

Changes in net working capital resulting in a use of cash consisted primarily of an increase in accounts receivable of $6.8 million due to timing of milestone payments from commercial customers, a decrease in accounts payable of $7.1 million due to lower product costs and a shift to module only production and a decrease in deferred revenue, royalty income and customer deposits of $5.3 million. Partially offsetting these changes were a decrease in other assets of $2.4 million due to lower vendor advances and an increase in accrued liabilities of $3.8 million primarily due to increases in reserves for service agreements, warranty and other costs associated with the larger installed fleet. Non-cash charges consisted primarily of share-based compensation of $4.8 million, change in carrying value of equity investment and redeemable minority interest of $2.9 million and depreciation expense of $8.6 million.

Cash used in operating activities during fiscal 2008 consisted of a net loss for the period of $93.4 million, offset by changes in net working capital of $13.4 million and non-cash charges totaling $18.6 million.

Investing Activities—During fiscal 2009, net cash provided by investing activities totaled $37.8 million compared to $3.8 million of cash provided in 2008. Cash provided by investing activities in 2009 consisted of the maturity of $41.0 million of investments in U.S. Treasury securities partially offset by capital expenditures of $2.6 million and a convertible debt investment in Versa of $0.6 million.

During fiscal 2008, net cash provided by investing activities totaled $3.8 million. Net cash provided from the maturity and purchase of U.S. Treasury securities was $11.2 million as $79.1 million of investments in U.S. Treasury securities matured and new U.S. Treasury purchases totaled $67.9 million. Partially offsetting this increase were capital expenditures of $7.4 million partially related to expanding our manufacturing capacity to an annual minimum of 60 MW of production

Financing Activities—During fiscal 2009, net cash provided by financing activities totaled $47.2 million compared to $2.6 million in 2008. Cash provided by financing activities during 2009 consisted primarily of $50.3 million from the sale and issuance of common stock partially offset by the payment of preferred stock dividends of $3.6 million. As previously discussed, we raised $22.5 million, net of fees, from the sale of common stock in a direct registered stock offering and POSCO purchased $25.0 million of our common stock in connection with the execution of the 2009 License Agreement.

During fiscal 2008, net cash provided by financing activities was $2.6 million. Activity in fiscal 2008 included $3.6 million for the payment of dividends on preferred stock and repayment of debt of $0.4 million. These cash outflows were offset by receipts of $3.2 million from the sale of common stock and $3.6 million of cash borrowed from the Connecticut Development Authority for equipment purchases associated with manufacturing capacity expansion.

Sources and Uses of Cash and Investments

We continue to invest in new product and market development and, as such, we are not currently generating positive cash flow from operations. Our operations are funded primarily through sales of equity and debt securities, cash generated from product sales, service contracts and PPAs, incentive funding, government research and development contracts, and interest earned on investments. In order to produce positive cash flow from operations, we need to be successful at increasing annual order volume and implementing our cost reduction efforts as well as continuing involvement in research and development contracts. Status of these activities is described below.

Increasing annual order volume

We need to increase annual order volume to achieve profitability. Increased production volumes lower costs by leveraging supplier/purchasing opportunities, creating opportunities for incorporating manufacturing process improvements and spreading fixed costs over more units. Our overall manufacturing process (module manufacturing, final assembly, testing and conditioning) has a production capacity of 70 MW per year. To expand to a production capacity of 150 MW, we would need to make capital investments of approximately $35 million to $45 million. Our production volume was at an annual rate of 30 MW in fiscal 2009 and our current product sales backlog is approximately 44 MW.

We sell completed power plants, fuel cell modules and fuel cell module kits (components). Based on the current backlog, we expect the mix of production to move primarily to 1.4 MW modules and kits in 2010. We believe we can reach gross margin breakeven at a sustained annual order and production volume of approximately 35 MW to 70 MW and net income breakeven at a sustained annual order and production volume of approximately 75 MW to 125 MW. The low end for each of these ranges requires sustained annual production primarily of our DFC3000 power plants and fuel cell modules and the high end of the range includes a mix of our DFC1500 and DFC300 power plants. Actual results will depend on product mix, volume, mix of full power plants vs. modules only, future service costs, and market pricing.

Updates on our key markets, including South Korea, California and Connecticut are as follows:

- South Korea—Ultra-clean, highly efficient fuel cell power plants meet South Korea's need for increased production of clean power and green technologies that contribute to increased domestic employment as well as its mandate for clean energy generation. South Korea has committed 2 percent of its gross national product to clean energy projects—more than any other developed country. Currently, South Korea is pursuing the passage of an $85.8 billion renewable energy plan that includes a Renewable Energy Standard (RES) of 4.3 percent clean energy

by 2015, or approximately 2,800 MW and 11 percent clean energy by 2030, or approximately 7,150 MW. Stationary fuel cells operating on natural gas are expected to be included in the program and our products should be well positioned to contribute significantly to this goal. The South Korean government's proposed energy policy is an example of a strategy to meet both the country's domestic energy and environmental objectives and to create a green technology industrial base that will become the foundation for a global export market.

We have entered in a long-term strategic alliance with POSCO to market, manufacture and distribute our power plants in South Korea. POSCO has extensive experience in power plant project development, having built over 2,400 MW of power plants, equivalent to 3.7 percent of South Korea's national capacity.

In 2009, we entered in the 2009 License Agreement allowing POSCO to produce fuel cell stack modules from cells and components provided by us. This agreement is part of our strategy to localize certain power plant manufacturing. Locating final assembly closer to end users reduces costs, ensures products meet the needs of individual markets, and in effect, expands our manufacturing capacity. Localizing fuel cell module assembly and conditioning has important benefits for both parties. It allows POSCO more domestic content, supporting its work with the South Korean government to pass enabling legislation. It also drives increased demand for our cell components. As a result of the new license, we can continue to reduce product costs for the Asian market through lower shipping costs, import duties and taxes.

POSCO has already built a 50 MW manufacturing facility which produces balance-of-plant systems, which will be integrated with fuel cell modules at customer sites, and they will build an additional facility to assemble and manufacture fuel cell modules.

POSCO ordered 30.8 MW of our DFC Power Plants during fiscal 2009, bringing POSCO's total orders to date to 69 MW. Approximately 23 MW are now installed and operating at customer sites in South Korea, of which six are our 2.4 MW DFC3000 power plants. Five of these power plants are operating at large independent power producers and one is operating at a KEPCO subsidiary (South Korea's electric utility). These are serving as showcase sites as POSCO executes its strategy to make our power plants the leading alternative for utilities seeking to comply with the country's RES program.

- California—California has been on the leading edge of clean technology adoption, and is currently our second biggest market after South Korea. Our sales pipeline in California continues to grow and we are working to close orders as evidenced by 2009 orders from Sonoma County and the City of Tulare. Order closure from our California project opportunities were significantly impacted during the year as our partners and end user customers dealt with the lack of available financing for all types of power generation projects. We are beginning to see the return of traditional project financing in some parts of the power generation market.

  In support of these opportunities, California again demonstrated its commitment to reducing greenhouse gases and encouraging clean distributed generation by extending its Self-Generation Incentive Program ("SGIP") to 2015. Under this program, qualifying fuel cell projects of up to 3 MW are eligible for incentives of up to $4,500 per kilowatt when operating on biogas and up to $2,500 per kilowatt when operating on natural gas. Currently there is about $200 million in the program and ongoing annual funding is expected to be roughly $83 million. Those planning capital projects like wastewater treatment plants now have the certainty that the SGIP will be available for several more years.

  The California legislature has passed two feed-in tariffs. One was for combined heat and power applications under which our fuel cell projects qualify. The second was a renewable feed-in-tariff signed in October. Once the feed-in-tariffs are set, they could enable power producers to export excess electricity back into the grid. The feed-in-tariffs could make it more economically attractive to generate power using fuel cells, and lead to wider deployment. The California Public Utilities Commission is currently working to set pricing these tariffs and we expect the commission to rule in 2010.

- Connecticut—Connecticut's RPS requires utilities to purchase 20 percent of their peak electricity needs, or about 1,000 MW, from clean power sources by 2020. During 2009, Connecticut's DPUC finalized the selection of 27.3 MW of projects incorporating our power plants, bringing the total approved projects to 43.5 MW. All of the projects utilize our 2.8 MW DFC3000 power plants either alone or in combination with turbines.

  Each of these projects has executed power purchase agreements with utilities. The Company and the project developers are in discussions with financiers to fund the projects. We have also submitted and are going through an application review process for these projects under the DOE's $6 billion loan guarantee program.

Cost reduction efforts

Product cost reductions are essential for us to more fully penetrate the market for our fuel cell products and attain profitability. Cost reductions will also reduce or eliminate the need for incentive funding programs that currently allow us to price our products to compete with grid-delivered power and other distributed generation technologies. Product cost reductions come from several areas:

- engineering improvements;
- technology advances;
- supply chain management;
- production volume; and
- manufacturing process improvements.

Since 2003, we have made significant progress in reducing the total life cycle costs of our power plants primarily through value engineering our products, manufacturing process improvements, technology improvements and global sourcing.

During the third quarter, we began production of our lower-cost, higher-output DFC1500 and DFC3000 models incorporating 350 kilowatt stacks. The new DFC1500 generates 1.4 MW of power and the DFC3000 generates 2.8 MW of power. By producing more power in a power plant, the power plants cost less per unit to manufacture. We believe that with sufficient sales volume, production of these lower-cost megawatt-class power plants will move our Company to profitability. We are also developing and expect to bring to market products with a stack life greater than five years. Extending stack life increases the sales value of the product and reduces service costs.

Continued involvement in research and development contracts

Our research and development contracts are generally multi-year, cost reimbursement contracts. The majority of these are U.S. government contracts that are dependent upon the government's continued allocation of funds and may be terminated in whole or in part at the convenience of the government. We will continue to seek research and development contracts, and to obtain these contracts, we must continue to prove the benefits of our technologies and be successful in our competitive bidding.

Commitments and Significant Contractual Obligations

A summary of our significant future commitments and contractual obligations as of October 31, 2009 and the related payments by fiscal year is summarized as follows:

	Payments Due by Period				
	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Contractual Obligation:					
Capital and operating lease commitments (1)	$ 4,570	$ 999	$ 1,580	$1,468	$ 523
Term loans (principal and interest)	6,007	984	730	730	3,563
Purchase commitments (2)	26,969	23,892	2,859	218	—
Series B Preferred dividends payable (3)					
Series 1 Preferred dividends payable (4)	23,060	463	13,334	2,316	6,947
Totals	$60,606	$26,338	$18,503	$4,732	$11,033

(1) Future minimum lease payments on capital and operating leases.

(2) Purchase commitments with suppliers for materials, supplies and services incurred in the normal course of business.

(3) We are currently paying $3.2 million in annual dividends on our Series B Preferred Stock. Dividends on Series B Preferred Stock accrue at an annual rate of 5 percent and are paid quarterly. On or after November 20, 2009, we may, at our option, cause shares of our Series B Preferred Stock to be automatically converted into that number of shares of our common stock that are issuable at the then prevailing conversion rate. We may exercise our conversion right only if the closing price of our common stock exceeds 150 percent of the then prevailing conversion price ($11.75 at November 20, 2009) for 20 trading days during any consecutive 30 trading day period, as described in the certificate of designation for the Series B Preferred Stock. The $3.2 million annual dividend payment has not been included as we cannot reasonably determine when and if we will be able to convert the Series B Preferred Stock into shares of our common stock.

(4) Annual dividends of Cdn.$1.25 million ($1.16 million based on the October 31, 2009 exchange rate of Cdn.$0.93 to U.S.$1.00) accrue on the Series 1 Preferred Stock. We have agreed to pay a minimum of Cdn.$500,000 ($465,000 based on an exchange rate of Cdn.$0.93 to U.S.$1.00) in cash or common stock annually to Enbridge, the holder of the Series 1 Preferred Stock, so long as Enbridge holds the shares. Interest accrues on cumulative unpaid dividends at an annual rate of 9 percent until payment thereof. Using the exchange rate of Cdn.$0.93 to U.S.$1.00, cumulative unpaid dividends and accrued interest on October 31, 2009 was $9.8 million. All cumulative unpaid dividends and accrued interest must be paid by December 31, 2010 and subsequently the required annual dividend payment increases to Cdn.$1.25 million. The payment amounts above assume (i) that the minimum dividend payments are made through December 31, 2010, (ii) that all cumulative unpaid dividends and accrued interest are paid on December 31, 2010, (iii) that the annual dividend of Cdn.$1.25 million is paid thereafter, and (iv) an exchange rate of Cdn.$0.93 to U.S.$1.00. We have the option of paying these amounts in stock or cash.

In April 2008, we entered into a new 10-year loan agreement with the Connecticut Development Authority allowing for a maximum amount borrowed of $4.0 million. At October 31, 2009, we had an outstanding balance of $4.0 million on this loan. The stated interest rate is 5 percent and the loan will be collateralized by the assets procured under this loan as well as $4.0 million of additional machinery and equipment. Repayment terms require (i) interest only payments on outstanding balances through November 2009 and (ii) interest and principal payments commencing in December 2009 through May 2018.

We have identified uncertain tax positions aggregating $15.7 million and reduced our NOLs by this amount. Because of the level of NOL's and valuation allowances, unrecognized tax benefits, even if not resolved in our favor, would not result in any cash payment or obligation and therefore have not been included in the contractual obligation table above.

In addition to the commitments listed in the table above, we have the following outstanding obligations:

Power purchase agreements

As of October 31, 2009, we had 3 MW of power plant installations under PPAs ranging in duration from five to ten years. As owner of the power plants, we are responsible for all operating costs necessary to maintain, monitor and repair the power plants. Under certain agreements, we are also responsible for procuring fuel, primarily natural gas, to run the power plants.

We qualified for incentive funding for these projects in California under the state's SGIP and other government programs. Funds are payable upon commercial installation and demonstration of the plant and may require return of the funds for failure of certain performance requirements during the period specified by the government program. Revenue related to these incentive funds is recognized ratably over the performance period. As of October 31, 2009 we had deferred revenue totaling $2.6 million related to incentive funding received on PPAs, which will be earned and recognized in fiscal 2010.

Service and warranty agreements

We warranty our products for a specific period of time against manufacturing or performance defects. We accrue for warranty costs on products that have sufficient operating experience to allow management to reasonably estimate warranty obligations. For newer products where we have limited operating experience, warranty costs are currently expensed as incurred. As a result, operating results could be negatively impacted should there be product manufacturing or performance defects.

In addition to the standard product warranty of one year, we have contracted with certain customers to provide services to maintain, monitor and repair customer power plants to meet minimum operating levels for terms ranging from one to 13 years, with our standard LTSA term being five years. Should the power plant not meet the minimum operating levels, we may be required to replace the fuel cell stack with a new or used stack. Pricing for service contracts is based upon estimates of future costs, which given our products' early stage of development, could be materially different from actual expenses. Our contractual liability under LTSAs is limited to the amount of service fees payable under the contract.

Research and development cost-share contracts

We have contracted with various government agencies as either a prime contractor or sub-contractor on cost-share contracts and agreements. Cost-share terms require that participating contractors share the total cost of the project based on an agreed upon ratio with the government agency. As of October 31, 2009, our research and development sales backlog totaled $14.2 million. We expect to incur additional research and development cost-share related to this backlog totaling approximately $6.0 million that will not be reimbursed by the government.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standard Board ("FASB") issued new accounting guidance on the Accounting Standards Codification ("Codification") and the hierarchy of generally accepted accounting principles (Accounting Standards Codification ("ASC") 105-10). The Codification is now the single source of authoritative generally accepted accounting principles ("GAAP") applied by nongovernmental entities and supersedes all existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related literature. The Codification eliminates the previous U.S. GAAP hierarchy and establishes one level of authoritative GAAP. All other literature is considered non-authoritative. The Codification is not intended to change GAAP but rather reorganize divergent accounting literature into an accessible and user-friendly system. The Codification was effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted the Codification as of October 31, 2009 and it impacted our disclosures by eliminating all references to pre-Codification standards; however, there was no impact to our consolidated financial statements.

In June 2009, the FASB issued accounting guidance (ASC 810) which requires a company to perform ongoing reassessment of whether it is the primary beneficiary of a variable interest entity ("VIE"). Specifically, the guidance modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The guidance clarifies that the determination of whether a company is required to consolidate a VIE is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the VIE that most significantly impact the VIE's economic performance. The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a VIE and enhanced disclosures of the company's involvement in VIEs and any significant changes in risk exposure due to that involvement. The guidance is effective for the first quarter of fiscal 2010 and we do not expect there will be a material impact on our consolidated financial statements.

In May 2009, the FASB issued accounting guidance for subsequent events (ASC 855-10) which incorporates the subsequent events guidance contained in the auditing standards literature into authoritative accounting literature. It also requires entities to disclose the date through which they have evaluated subsequent events and whether the date corresponds with the release of their financial statements. The accounting guidance is effective for all interim and annual periods ending after June 15, 2009. We adopted this guidance for the year ended October 31, 2009. The adoption of this guidance did not have a material effect on our consolidated financial statements.

In April 2009, the FASB issued accounting guidance for interim disclosures about financial instruments (ASC 825-10) to require disclosures about fair value of financial instruments in interim financial statements (ASC 270-10) as well as in annual financial statements. We adopted this guidance in the third quarter 2009. As the guidance requires only additional disclosures, the adoption did not have a material effect on our consolidated financial statements.

In April 2008, the FASB issued accounting guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset (ASC 350-10). In developing assumptions about renewal or extension options used to determine the useful life of an intangible asset, an entity needs to consider its own historical experience adjusted for entity-specific factors. In the absence of that experience, an entity shall consider the assumptions that market participants would use about renewal or extension options. The new guidance is effective in the first quarter of fiscal 2010. We currently do not have any intangible assets recorded in our consolidated balance sheets; therefore, the impact of the adoption of this guidance on our consolidated financial statements will be determined when and if we record or purchase (e.g. by acquisition) any definite-lived intangible assets.

In March 2008, the FASB issued accounting guidance that expands the disclosure requirements about an entity's derivative instruments and hedging activities (ASC 815-10). The guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. We adopted this guidance as required during the second quarter of fiscal 2009. As the guidance requires only additional disclosures, the adoption did not have a material effect on our consolidated financial statements.

In December 2007, the FASB issued revised accounting guidance for business combinations (ASC 805-10) that requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. The guidance also requires that certain other assets and liabilities related to the acquisition, such as contingencies and research and development, be recorded at fair value. The new guidance will be effective in the first quarter of fiscal 2010. The potential impact of this revised guidance on our consolidated financial statements will be based upon future business combinations, if any.

In December 2007, the FASB issued new guidance on noncontrolling interests in consolidated financial statements (ASC 810-10). This guidance requires that a noncontrolling interest in a subsidiary be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts in the consolidated statements of operations. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. The new guidance will be effective in the first quarter of fiscal year 2010. We currently do not expect the adoption of the revised guidance will have a material effect on our consolidated financial statements.

In February 2007, the FASB issued accounting guidance that allowed entities to measure most financial instruments at fair value if desired (ASC 825-10). The guidance may be applied on a contract-by-contract basis and is irrevocable once applied to those contracts. The guidance may be applied at the time of adoption for existing eligible items, or at initial recognition of eligible items. Those items measured at fair value must be shown separately on the balance sheet, and changes in fair value are reported in earnings. We have elected not to apply the fair value option to any of our existing financial instruments.

Management's Annual Report on Internal Control Over Financial Reporting

We, as members of management of FuelCell Energy, Inc., and its subsidiaries (the "Company"), are responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles of the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed the Company's internal control over financial reporting as of October 31, 2009, based on criteria for effective internal control over financial reporting established in *Internal Control–Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we have concluded that the Company maintained effective internal control over financial reporting as of October 31, 2009 based on the specified criteria.



R. Daniel Brdar
Chairman, President and Chief Executive Officer
January 13, 2010



Joseph G. Mahler
Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary
January 13, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
FuelCell Energy, Inc.:

We have audited the accompanying consolidated balance sheets of FuelCell Energy, Inc. and subsidiaries as of October 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended October 31, 2009. We also have audited FuelCell Energy, Inc.'s internal control over financial reporting as of October 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). FuelCell Energy, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal controls over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FuelCell Energy, Inc. and subsidiaries as of October 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, FuelCell Energy, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

Hartford, Connecticut
January 14, 2010

Consolidated Balance Sheets

(Amounts in thousands, except share and per share amounts)

October 31,	2009	2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 57,823	$ 38,043
Investments: U.S. Treasury securities	7,004	30,406
Accounts receivable, net of allowance for doubtful accounts of $19 and $51, respectively	22,920	16,096
Inventories, net	25,433	24,523
Other current assets	6,499	8,952
Total current assets	119,679	118,020
Property, plant and equipment, net	32,394	38,259
Investments: U.S. Treasury securities	—	18,434
Investment and loan to affiliate	10,064	10,405
Other assets, net	551	358
Total assets	$ 162,688	$ 185,476
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt and other liabilities	$ 997	$ 795
Accounts payable	8,484	16,287
Accounts payable due to affiliate	1,584	724
Accrued liabilities	13,808	11,023
Deferred revenue, royalty income and customer deposits	17,013	29,585
Total current liabilities	41,886	58,414
Long-term deferred revenue and royalty income	10,124	2,672
Long-term debt and other liabilities	4,410	4,075
Total liabilities	56,420	65,161
Redeemable minority interest	14,976	13,307
Redeemable convertible preferred stock (liquidation preference of $64,120 at October 31, 2009 and 2008)	59,950	59,950
Commitments and Contingencies (Note 16)		
Shareholders' equity:		
Common stock ($.0001 par value; 150,000,000 shares authorized; 84,387,741 and 68,782,446 shares outstanding at October 31, 2009 and 2008, respectively)	8	7
Additional paid-in capital	631,296	578,337
Accumulated deficit	(599,960)	(531,286)
Accumulated other comprehensive loss	(2)	—
Treasury stock, Common, at cost (5,679 and 8,981 shares at October 31, 2009 and 2008, respectively)	(53)	(90)
Deferred compensation	53	90
Total shareholders' equity	31,342	47,058
Total liabilities and shareholders' equity	$ 162,688	$ 185,476

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended October 31, 2009, 2008, and 2007
(Amounts in thousands, except share and per share amounts)

Years Ended October 31,	2009	2008	2007
Revenues:			
Product sales and revenues	$ 73,804	$ 82,748	$ 32,517
Research and development contracts	14,212	17,987	15,717
Total revenues	88,016	100,735	48,234
Costs and expenses:			
Cost of product sales and revenues	107,033	134,038	61,827
Cost of research and development contracts	10,994	16,059	13,438
Administrative and selling expenses	17,194	19,968	18,625
Research and development expenses	19,160	23,471	27,489
Total costs and expenses	154,381	193,536	121,379
Loss from operations	(66,365)	(92,801)	(73,145)
Interest expense	(265)	(100)	(84)
Loss from equity investments	(812)	(1,867)	(1,263)
Interest and other income, net	860	3,268	7,471
Loss before redeemable minority interest	(66,582)	(91,500)	(67,021)
Redeemable minority interest	(2,092)	(1,857)	(1,653)
Loss before provision for income taxes	(68,674)	(93,357)	(68,674)
Provision for income taxes	—	—	—
Net loss	(68,674)	(93,357)	(68,674)
Preferred stock dividends	(3,208)	(3,208)	(3,208)
Net loss to common shareholders	$ (71,882)	$ (96,565)	$ (71,882)
Loss per share basic and diluted:			
Net loss to common shareholders	$(0.99)	$(1.41)	$(1.16)
Basic and diluted weighted average shares outstanding	72,392,928	68,570,689	61,990,555

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

For the Years Ended October 31, 2009, 2008, and 2007
(Amounts in thousands, except share and per share amounts)

	Shares of common stock	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Treasury stock	Deferred compensation	Total shareholders' equity
Balance at October 31, 2006	53,130,901	$ 5	$470,045	$(369,255)	$ —	$(158)	$158	$100,795
Sale of common stock	13,467,730	2	96,712	—	—	—	—	96,714
Share-based compensation	—	—	5,167	—	—	—	—	5,167
Issuance of warrants under distributor agreement	—	—	10	—	—	—	—	10
Stock issued under benefit plans	1,483,127	—	3,218	—	—	—	—	3,218
Preferred dividends—Series B	—	—	(3,208)	—	—	—	—	(3,208)
Deferred compensation	3,301	—	—	—	—	32	(32)	—
Net loss	—	—	—	(68,674)	—	—	—	(68,674)
Balance at October 31, 2007	68,085,059	7	571,944	(437,929)	—	(126)	126	134,022
Sale of common stock	180,000	—	1,689	—	—	—	—	1,689
Share-based compensation	—	—	5,529	—	—	—	—	5,529
Stock issued under benefit plans	514,086	—	2,383	—	—	—	—	2,383
Preferred dividends—Series B	—	—	(3,208)	—	—	—	—	(3,208)
Deferred compensation	3,301	—	—	—	—	36	(36)	—
Net loss	—	—	—	(93,357)	—	—	—	(93,357)
Balance at October 31, 2008	68,782,446	7	578,337	(531,286)	—	(90)	90	47,058
Sale of common stock	14,450,118	1	50,193	—	—	—	—	50,194
Share-based compensation	—	—	4,815	—	—	—	—	4,815
Stock issued under benefit plans	1,151,875	—	1,307	—	—	—	—	1,307
Preferred dividends—Series B	—	—	(3,208)	—	—	—	—	(3,208)
Change in fair value of warrants	—	—	(148)	—	—	—	—	(148)
Deferred compensation	3,302	—	—	—	—	37	(37)	—
Effect of foreign currency translation	—	—	—	—	(2)	—	—	(2)
Net loss	—	—	—	(68,674)	—	—	—	(68,674)
Balance at October 31, 2009	84,387,741	$ 8	$631,296	$(599,960)	$ (2)	$ (53)	$ 53	$ 31,342

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended October 31, 2009, 2008, and 2007
(Amounts in thousands, except share and per share amounts)

Years Ended October 31,	2009	2008	2007
Cash flows from operating activities:			
Net loss	$(68,674)	$(93,357)	$ (68,674)
Adjustments to reconcile net loss to net cash used in operating activities:			
Share-based compensation	4,815	5,529	5,167
Loss in equity investments	812	1,867	1,263
Redeemable minority interest	2,092	1,857	1,653
Interest receivable on loan to affiliate	(141)	(162)	(69)
Asset impairment	—	179	—
Loss (gain) on derivatives	330	(99)	83
Depreciation and amortization	8,591	8,801	9,185
Amortization (accretion) of bond premium (discount)	836	607	(740)
(Recovery) provision for doubtful accounts	(32)	(13)	20
(Increase) decrease in operating assets:			
Accounts receivable	(6,792)	(6,020)	(681)
Inventories	(910)	5,058	(11,517)
Other assets	2,402	(1,462)	(4,668)
Increase (decrease) in operating liabilities:			
Accounts payable	(7,050)	4,614	(111)
Accrued liabilities	3,786	3,824	3,218
Deferred revenue and customer deposits	(5,268)	7,370	9,902
Net cash used in operating activities	(65,203)	(61,407)	(55,969)
Cash flows from investing activities:			
Capital expenditures	(2,588)	(7,368)	(4,409)
Convertible loan to affiliate	(600)	—	(2,000)
Treasury notes matured	41,000	79,100	312,120
Treasury notes purchased	—	(67,913)	(277,674)
Net cash provided by investing activities	37,812	3,819	28,037
Cash flows from financing activities:			
Repayment of debt	(237)	(449)	(438)
Proceeds from debt	436	3,564	354
Net proceeds from sale of common stock	50,332	2,091	96,257
Payment of preferred dividends	(3,631)	(3,642)	(3,642)
Common stock issued for option and stock purchase plans	273	1,070	2,151
Net cash provided by financing activities	47,173	2,634	94,682
Effects on cash from changes in foreign currency rates	(2)	—	—
Net increase (decrease) in cash and cash equivalents	19,780	(54,954)	66,750
Cash and cash equivalents—beginning of year	38,043	92,997	26,247
Cash and cash equivalents—end of year	$ 57,823	$ 38,043	$ 92,997

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the Years Ended October 31, 2009, 2008, and 2007
(Tabular amounts in thousands, except share and per share amounts)

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

FuelCell Energy, Inc. and subsidiaries (the "Company," "we," "us," "our") are engaged in the development and manufacture of high temperature fuel cells for clean electric power generation. Our Direct FuelCell power plants produce reliable, secure and environmentally friendly 24/7 base load electricity for commercial, industrial, government and utility customers. We have commercialized our stationary fuel cells and are beginning the development of planar solid oxide fuel cell and other fuel cell technology. We expect to incur losses as we continue to participate in government cost share programs, sell products at prices lower than our current production costs and invest in our cost reduction initiatives.

The consolidated financial statements include our accounts and those of our subsidiaries, including FuelCell Energy, Ltd. ("FCE Ltd."), our Canadian subsidiary; Bridgeport Fuel Cell Park, LLC ("BFCP"), DFC-ERG Milford, LLC and DFC-ERG Connecticut, LLC, which were formed for the purpose of developing projects within Connecticut; and FCE Korea Ltd., which was formed to facilitate our business operations in South Korea. Alliance Monterrey, LLC; Alliance Chico, LLC; Alliance Star Energy, LLC; and Alliance TST Energy, LLC, (collectively, the "Alliance Entities") are joint ventures with Alliance Power, Inc. ("Alliance") established to construct fuel cell power plants and sell power under power purchase agreements ("PPA"). We have an 80 percent interest in each entity and accordingly, the financial results of the Alliance Entities are consolidated with our financial results. We have not recorded a minority interest related to the Alliance Entities as these entities have a capital deficit, which we do not believe is collectible from the minority interest holder and therefore has been fully reserved. All intercompany accounts and transactions have been eliminated.

Certain reclassifications have been made to our prior year amounts to conform to the 2009 presentation.

Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents consist primarily of investments in money market funds and U.S. Treasury securities with original maturities averaging three months or less at date of acquisition. We place our temporary cash investments with high credit quality financial institutions. We have earmarked $3.9 million of our cash and cash equivalents as collateral against letters of credit, banking requirements and customer contracts. At October 31, 2009, we had an outstanding letter of credit of $0.6 million.

Investments

Investments consist of U.S. Treasury securities with original maturities of greater than three months at the date of acquisition. The notes are classified as held-to-maturity since we have the ability and intention to hold them until maturity. The notes are carried at amortized cost, which is par value, plus or minus unamortized premium or discount. We classify notes with remaining maturities of one year or less as current assets and notes with remaining maturities greater than one year as non-current assets.

Inventories and Advance Payments to Vendors

Inventories consist principally of raw materials and work-in-process and are stated at the lower of cost or market. In certain circumstances, we will make advance payments to vendors for future inventory deliveries. These advance payments are recorded as other current assets in the consolidated balance sheets.

As we have historically sold products at or below cost, we provide for a lower of cost or market adjustment to the cost basis of inventory. This adjustment is computed by comparing the current sales prices of our power plants to estimated costs of completed power plants. During fiscal 2009, we began production of our newest megawatt-class power plants. The new design incorporates new stacks with outputs of 350 kW each compared to 300 kW previously, along with lower component and raw material costs derived from process improvements, volume manufacturing and global sourcing. As we gain further operating experience, management may reevaluate its accounting estimates for inventory reserves in future periods, if necessary.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease. When property is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations for the period.

Intellectual Property

Intellectual property, including internally generated patents and know-how, is carried at no value.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. If events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable, we compare the carrying amount of the asset group to future undiscounted net cash flows, excluding interest costs, expected to be generated by the asset group and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Revenue Recognition

We earn revenue from (i) the sale and installation of fuel cell power plants and component parts to customers (i.e. product sales), (ii) providing services under long-term service contracts, (iii) the sale of electricity under PPAs, (iv) incentive revenue from the sale of electricity under PPAs, (v) site engineering and construction services and (vi) customer-sponsored research and development projects. Our revenue is primarily generated from customers located throughout the U.S., Asia and Europe and from agencies of the U.S. government. Revenue from customer-sponsored research and development

projects is recorded as research and development contracts revenue and all other revenues are recorded as product sales and revenues on the consolidated statements of operations. Revenues from fuel cell product sales are recognized proportionally as costs are incurred and assigned to a customer contract by comparing the estimated total manufacture and installation costs for each contract to the total contract value. Revenues from service contracts are generally recognized ratably over the term of the contract. For service contracts that include a fuel cell stack replacement, a portion of the total contract value is recognized as revenue at the time of the stack replacement and the remainder of the contract value is recognized ratably over the term of the contract. Revenues from the sale of electricity are recognized as electricity is provided to the customer. Incentive revenue is recognized ratably over the term of the PPA. Site engineering and construction services revenue is recognized as costs are incurred.

As our fuel cell products are still in their early stages of development and market acceptance, we cannot reliably estimate the total costs to produce, install and operate our newest products through the end of the warranty period included in our product sales contracts. Therefore, actual costs incurred could differ materially from initial estimates and materially impact revenue recognition. We also have not historically provided for a loss reserve estimate on product or service contracts because such losses cannot be reasonably estimated. As our products achieve commercial market acceptance and we gain further operating experience, a reliable history of production and service costs and product life should enable management to reasonably estimate future costs to complete an individual product or service contract, and establish contract loss reserves, if necessary.

Revenues from fuel cell research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. Revenues from government funded research, development and demonstration programs are generally multi-year, cost-reimbursement and/or cost-share type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement.

Service and Warranty Expense Recognition

We warranty our products for a specific period of time against manufacturing or performance defects. We accrue for warranty costs on products that have sufficient operating experience to allow management to reasonably estimate warranty obligations. For newer products where we have limited operating experience, warranty costs are currently expensed as incurred. As a result, operating results could be negatively impacted should there be product manufacturing or performance defects.

In addition to the standard product warranty of one year, we have contracted with certain customers to provide long-term service agreements ("LTSA") for fuel cell power plants ranging from one to 13 years. Our standard LTSA term is five years. We provide for a reserve of LTSA costs if agreements are sold below our standard pricing. Pricing for LTSAs is based upon estimates of future costs, which given our products' early stage of development, could be materially different from actual expenses.

Deferred Revenue, Royalty Income and Customer Deposits

In February 2007, we entered into a 10-year manufacturing and distribution agreement with POSCO Power ("POSCO"). Under the terms of this agreement, POSCO will manufacture balance-of-plant ("BOP") in South Korea using its design, procurement and manufacturing expertise. Under the terms of the agreement, we will receive a 4.1 percent royalty on sales of BOP made by POSCO, subject to minimum royalties.

In October 2009, we entered into a 10-year Stack Technology Transfer and License Agreement (the "2009 License Agreement") with POSCO allowing it to produce fuel cell stack modules from cells and components provided by us. These fuel cell modules will be combined with BOP manufactured in South Korea to complete electricity-producing fuel cell power plants for sale in South Korea. The 2009 License Agreement provides for an ongoing royalty, initially set at 4.1 percent of the revenues generated from sales of fuel cell stack modules manufactured and sourced by POSCO.

In connection with the 2009 License Agreement, we received an upfront license fee of $10.0 million. This amount has been deferred and will be recognized as revenue ratably over the term of the 2009 License Agreement.

In addition, we receive payments from customers upon the acceptance of a purchase order and when contractual milestones are reached. These payments may be deferred based on the nature of the payment and status of the specific project. Deferred revenue is recognized as revenue in accordance with our revenue recognition policies summarized above.

Warrant Value Recognition

Warrants were issued as sales incentives to certain of our business partners. These warrants vested if orders from our business partners exceeded stipulated levels. If warrants vested, or if management estimated that it was probable that warrants would vest, a proportional amount of the fair value of the warrants was capitalized and subsequently recorded as a sales discount when the related revenue was recognized. There were no material amounts charged to sales discounts for the years ended October 31, 2009, 2008 and 2007. As of October 31, 2009, there are no remaining warrants outstanding or available for issuance. Refer to Note 10 for additional information.

Research and Development Costs

We perform both customer-sponsored research and development projects based on contractual agreement with customers and Company-sponsored research and development projects. Costs incurred for customer-sponsored projects include manufacturing and engineering labor, applicable overhead expenses, materials to build and test prototype units and other costs associated with customer-sponsored research and development contracts. These costs are recorded as cost of research and development contracts in the consolidated statements of operations.

Costs incurred for Company-sponsored research and development projects consist primarily of labor, overhead, materials to build and test prototype units and consulting fees. These costs are recorded as research and development expenses in the consolidated statements of operations.

Share-Based Compensation

We account for stock options awarded to employees and non-employee directors under the fair value method of accounting using the Black-Scholes valuation model to estimate fair value at the grant date. The model requires us to make estimates and assumptions regarding the expected life of the option, the risk-free interest rate, the expected volatility of our common stock price and the expected dividend yield. The fair value of stock options is amortized to expense over the vesting period, generally four years. Refer to Note 13 for additional information.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on net operating loss ("NOL") carryforwards, research and development credit carryforwards, and differences between financial reporting and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is unlikely that some or all of the deferred tax assets will be realized.

As of November 1, 2007, we adopted guidance for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). The company's financial statements reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts.

Concentrations

We contract with a small number of customers for the sale of our products and for research and development contracts. For the fiscal years ended October 31, 2009, 2008 and 2007, our top two customers accounted for 80 percent, 62 percent and 45 percent, respectively, of our total annual consolidated revenue.

In 2009, POSCO increased its ownership interest in our Company from 5 percent to 13 percent. For the years ended October 31, 2009, 2008 and 2007, POSCO accounted for 64 percent, 46 percent and 13 percent of total revenues, respectively, and at October 31, 2009 and 2008, total accounts receivable from POSCO were $17.1 million and $11.7 million, respectively.

Revenue from the U.S. government (primarily the Department of Energy) for funded research and development contracts accounted for 16 percent, 17 percent and 31 percent of total revenues for the fiscal years ended October 31, 2009, 2008 and 2007, respectively.

There can be no assurance that we will continue to achieve historical levels of sales of our products to our largest customers. Even though our customer base is expected to increase and our revenue streams to diversify, a substantial portion of net revenues could continue to depend on sales to a limited number of customers. Our agreements with these customers may be cancelled if we fail to meet certain product specifications or materially breach the agreement, and our customers may seek to renegotiate the terms of current agreements or renewals. The loss of, or a reduction in sales to, one or more of our larger customers could have a material adverse affect on our business, financial condition and results of operations.

Derivatives

We do not use derivatives for trading or speculative purposes. Derivative instruments consist of our warrants to purchase additional shares of common stock of Versa Power Systems, Inc. ("Versa") and embedded derivatives in our Series 1 Preferred Shares. We account for these derivatives using the fair-value method with changes in the underlying fair value recorded to earnings. Refer to Notes 2 and 11 for additional information.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Estimates are used in accounting for, among other things, revenue recognition, excess, slow-moving and obsolete inventories, product warranty costs, LTSA reserves, allowance for uncollectible receivables, depreciation and amortization, impairment of assets, taxes, and contingencies. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Comprehensive Loss

Comprehensive loss includes net loss to common shareholders (as reported before preferred dividends) and foreign currency translation adjustments, which are included as a component of shareholders' equity in the consolidated balance sheets.

Foreign Currency Translation

The translation of FuelCell Korea Ltd's financial statements results in translation gains or losses, which are recorded in accumulated other comprehensive loss within shareholders' equity.

Our Canadian subsidiary, FCE Ltd., is financially and operationally integrated and therefore the temporal method of translation of foreign currencies is followed. The functional currency is U.S. dollars. We are subject to foreign currency transaction gains and losses as certain invoices are denominated in Canadian dollars. We recognized a loss of $0.2 million, a loss of $0.3 million and a gain of $53 thousand for the years ended October 31, 2009, 2008 and 2007, respectively. These amounts have been classified as interest and other income in the consolidated statements of operations.

Subsequent Events

We have evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through January 14, 2010. We are not aware of any significant events that occurred subsequent to the balance sheet date through January 14, 2010 that would have a material impact on our consolidated financial statements.

Liquidity

We anticipate that our existing capital resources, together with anticipated revenues and cash flows, will be adequate to satisfy our financial requirements and agreements through at least the next 12 months. We are currently operating at a 30 MW run rate and our current backlog is approximately 44 MW. Our future liquidity will be dependent on obtaining the order volumes and cost reductions on our fuel cell products necessary to achieve profitable operations. We may also raise capital through additional equity offerings; however, there can be no assurance that we will be able to obtain additional financing in the future. If we are unable to raise additional capital, our growth potential may be adversely affected and we may have to modify our plans.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standard Board ("FASB") issued new accounting guidance on the Accounting Standards Codification ("Codification") and the hierarchy of generally accepted accounting principles (Accounting Standards Codification ("ASC") 105-10). The Codification is now the single source of authoritative generally accepted accounting principles ("GAAP") applied by nongovernmental entities and supersedes all existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related literature. The Codification eliminates the previous U.S. GAAP hierarchy and establishes one level of authoritative GAAP. All other literature is considered non-authoritative. The Codification is not intended to change GAAP but rather reorganize divergent accounting literature into an accessible and user-friendly system. The Codification was effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted the Codification as of October 31, 2009 and it impacted our disclosures by eliminating all references to pre-Codification standards; however, there was no impact to our consolidated financial statements.

In June 2009, the FASB issued accounting guidance (ASC 810) which requires a company to perform ongoing reassessment of whether it is the primary beneficiary of a variable interest entity ("VIE"). Specifically, the guidance modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The guidance clarifies that the determination of whether a company is required to consolidate a VIE is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the VIE that most significantly impact the VIE's economic performance. The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a VIE and enhanced disclosures of the company's involvement in VIEs and any significant changes in risk exposure due to that involvement. The guidance is effective for the first quarter of fiscal 2010 and we do not expect there will be a material impact on our consolidated financial statements.

In May 2009, the FASB issued accounting guidance for subsequent events (ASC 855-10) which incorporates the subsequent events guidance contained in the auditing standards literature into authoritative accounting literature. It also requires companies to disclose the date through which they have evaluated subsequent events and whether the date corresponds with the release of their financial statements. We adopted this guidance for the year ended October 31, 2009. The adoption of this guidance did not have a material effect on our consolidated financial statements.

In April 2009, the FASB issued accounting guidance for interim disclosures about financial instruments (ASC 825-10) to require disclosures about fair value of financial instruments in interim financial statements (ASC 270-10) as well as in annual financial statements. We adopted this guidance in the third quarter 2009. As the guidance requires only additional disclosures, the adoption did not have a material effect on our consolidated financial statements.

In April 2008, the FASB issued accounting guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset (ASC 350-10). In developing assumptions about renewal or extension options used to determine the useful life of an intangible asset, a company needs to consider its own historical experience adjusted for company-specific factors. In the absence of that experience, the company shall consider the assumptions that market participants would use about renewal or extension options. The new guidance will be effective in the first quarter of fiscal 2010. We currently do not have any intangible assets recorded on our consolidated balance sheets; therefore, the impact of the adoption of this guidance on our consolidated financial statements will be determined when and if we record or purchase (e.g. by acquisition) any definite-lived intangible assets.

In March 2008, the FASB issued accounting guidance that expands the disclosure requirements about an entity's derivative instruments and hedging activities (ASC 815-10). The guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. We adopted this guidance during the second quarter of fiscal 2009. As the guidance requires only additional disclosures, the adoption did not have a material effect on our consolidated financial statements.

In December 2007, the FASB issued revised accounting guidance for business combinations (ASC 805-10) that requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. The guidance also requires that certain other assets and liabilities related to the acquisition such as contingencies and research and development, be recorded at fair value. The new guidance will be effective in the first quarter of fiscal 2010. The potential impact of this revised guidance on our consolidated financial statements will be based upon future business combinations, if any.

In December 2007, the FASB issued new guidance on noncontrolling interests in consolidated financial statements (ASC 810-10). This guidance requires that a noncontrolling interest in a subsidiary be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts in the consolidated statements of operations. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. The new guidance will be effective in the first quarter of 2010. We currently do not expect the adoption of the revised guidance will have a material effect on our consolidated financial statements.

In February 2007, the FASB issued accounting guidance that allowed entities to measure most financial instruments at fair value

if desired (ASC 825-10). The guidance may be applied on a contract-by-contract basis and is irrevocable once applied to those contracts. The guidance may be applied at the time of adoption for existing eligible items, or at initial recognition of eligible items. Those items measured at fair value must be shown separately on the balance sheet, and changes in fair value are reported in earnings. We have elected not to apply the fair value option to any of our existing financial instruments.

Note 2. Equity Investments

Versa is one of our sub-contractors under the Department of Energy's ("DOE") large-scale hybrid project to develop a coal-based, multi-megawatt solid oxide fuel cell ("SOFC") based hybrid system. Versa is a private company founded in 2001 that is developing advanced SOFC systems for various stationary and mobile applications. We have a 39 percent ownership interest and account for Versa under the equity method of accounting. We recognize our share of the losses as loss from equity investments on the consolidated statements of operations.

In 2007, we loaned Versa $2.0 million in the form of a convertible note (the "2007 Convertible Note") and in 2009, we loaned Versa $0.6 million, also in the form of a convertible note (the "2009 Convertible Note" and together with the 2007 Convertible Note, the "Convertible Notes"). The 2007 Convertible Note matures May 2017 and the 2009 Convertible Note matures November 2018, unless certain prepayment events occur. In conjunction with the Convertible Notes, we received warrants for the right to purchase 3,108 shares of Versa common stock at a weighted average exercise price of $167 per share. Our ownership percentage would increase to 44 percent if the Convertible Notes are converted into common stock.

We have determined that the above warrants represent derivatives subject to fair value accounting. The fair value is determined based on the Black-Scholes valuation model using historical stock price, volatility (based on a peer group since Versa's common stock is not publicly traded) and risk-free interest rate assumptions. The fair value of the warrants is included within investment and loan to affiliate on the consolidated balance sheets and changes in the fair value of the warrants are included in interest and other income on the consolidated statements of operations. The fair value of the warrants as of October 31, 2009 and 2008 was $0.2 million and $0.3 million, respectively. The change in the fair value of the warrants was not material to the consolidated financial statements for the years ended October 31, 2009, 2008 and 2007. The carrying value of our investment in and loans to Versa was $10.1 million and $10.4 million as of October 31, 2009 and 2008, respectively.

Note 3. Investments

The following table summarizes the amortized cost basis and fair value of our investments in U.S. Treasury securities at October 31, 2009 and 2008:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. government obligations				
At October 31, 2009	$ 7,004	$ 40	$—	$ 7,044
At October 31, 2008	$48,840	$304	$—	$49,144

	2009	2008
Reported as:		
Short-term investments	$7,004	$30,406
Long-term investments	—	18,434
Total	$7,004	$48,840

As of October 31, 2009, investment securities had maturity dates ranging from December 31, 2009 to April 30, 2010, and estimated yields ranging from 2.35 percent to 2.46 percent, with a weighted average yield of 2.38 percent.

Note 4. Inventories

The components of inventory at October 31, 2009 and October 31, 2008 consisted of the following:

	2009	2008
Raw materials	$15,945	$18,952
Work-in-process	9,488	5,571
Total	$25,433	$24,523

Raw materials consist mainly of various nickel powders and steels, various other components used in producing cell stacks and purchased components for BOP. Work-in-process inventory is comprised of material, labor, and overhead costs incurred to build fuel cell stacks, which are subcomponents of a power plant. Work in process also includes costs related to power plants in inventory which have not yet been dedicated to a particular commercial customer contract. From time to time, we capitalize costs related to a research and development contract if those costs are incurred ahead of a contractual milestone in order to properly match revenues and costs.

The above inventory amounts include a lower of cost or market adjustment of $8.9 million and $11.4 million at October 31, 2009 and 2008, respectively, to write down the carrying value of inventory to its estimated market value.

Note 5. Accounts Receivable

Accounts receivable at October 31, 2009 and 2008 consisted of the following:

	2009	2008
U.S. Government:		
Amount billed	$ 574	$ 199
Unbilled recoverable costs	776	406
	1,350	605
Commercial Customers:		
Amount billed (1)	5,439	4,584
Unbilled recoverable costs	16,131	10,907
	21,570	15,491
	$22,920	$16,096

(1) Amounts billed as of October 31, 2008 include customer retainage provisions (amounts withheld until contract completion) of $0.6 million. All retainage was paid by October 31, 2009.

We bill customers for power plant sales based on reaching certain milestones. We bill the U.S. government for research and development contracts based on actual costs incurred, typically in the month subsequent to incurring costs. Unbilled recoverable costs relate to revenue recognized on customer contracts that have not been billed. The amounts above are presented net of an allowance for doubtful accounts of $19 thousand and $51 thousand at October 31, 2009 and 2008, respectively.

Note 6. Property, Plant and Equipment

Property, plant and equipment at October 31, 2009 and 2008 consisted of the following:

	2009	2008	Estimated Useful Life
Land	$ 524	$ 524	—
Building and improvements	6,851	6,720	10-26 years
Machinery, equipment and software	59,860	58,314	3-8 years
Furniture and fixtures	2,604	2,454	10 years
Power plants for use under PPAs	17,743	17,743	10 years
Construction in progress (1)	6,710	7,173	
	94,292	92,928	
Less, accumulated depreciation and amortization	(61,898)	(54,669)	
Total	$ 32,394	$ 38,259	

(1) Included in construction in progress are costs of $0.8 million and $0.7 million at October 31, 2009 and 2008, respectively, to build power plants that will service power purchase agreement contracts.

Depreciation expense was $8.6 million, $8.8 million and $9.2 million for the years ended October 31, 2009, 2008 and 2007, respectively.

Note 7. Other Current Assets

Other current assets at October 31, 2009 and October 31, 2008 consisted of the following:

	2009	2008
Advance payments to vendors (1)	$3,362	$3,830
Interest receivable	185	385
Receivable for state research and development tax credit	279	470
Insurance receivable for power plant damaged during shipping (2)	1,642	2,942
Prepaid expenses and other	1,031	1,325
Total	$6,499	$8,952

(1) Advance payments to vendors relate to inventory purchases. The amounts have been reduced by a lower of cost or market adjustment of $0.6 million and $0.9 million at October 31, 2009 and 2008, respectively.

(2) Amount at October 31, 2009 was recovered in full subsequent to October 31, 2009.

Note 8. Accrued Liabilities

Accrued liabilities at October 31, 2009 and 2008 consisted of the following:

	2009	2008
Accrued payroll and employee benefits	$ 3,258	$ 4,769
Accrued contract and operating costs (1)	3,690	1,455
Reserve for long-term service agreement costs	5,950	4,016
Accrued taxes and other	910	783
Total	$13,808	$11,023

(1) Includes $2.2 million at October 31, 2009 potentially owed to customers related to contract performance.

Note 9. Debt

At October 31, 2009 and 2008, debt consisted of the following:

	2009	2008
Connecticut Development Authority Note	$4,000	$3,564
Connecticut Clean Energy Fund Note	650	595
Capitalized lease obligations	321	400
Total debt	4,971	4,559
Less—current portion	(997)	(795)
Long-term debt	$3,974	$3,764

In April 2008, we entered into a 10-year loan agreement with the Connecticut Development Authority to finance equipment purchases associated with manufacturing capacity expansion allowing for a maximum borrowing of $4.0 million. The stated interest rate is 5 percent and the loan is collateralized by the assets procured under this loan as well as $4.0 million of additional machinery and equipment. Interest only payments are required through November 2009. Principal and interest payments are due commencing in December 2009 through May 2018.

In April 2006, BFCP entered into a loan agreement with the Connecticut Clean Energy Fund for $0.5 million, secured by assets of BFCP. Loan proceeds were designated for pre-development expenses associated with the development, construction and operation of a fuel cell generation facility in Bridgeport, Connecticut (the "Project"). Interest accrues monthly at an annual rate of 8.75 percent. Repayment of principal and any accrued and unpaid interest is required on the earliest occurrence of any of the following events: (a) twelve months after the commencement date of the commercial operation of the Project, (b) the date of consummation and closing of permanent institutional financing of the Project, (c) the date of consummation and closing of any sale of the Project and (d) the date upon which certain change in control events occur related to BFCP. We have not made any prepayments as of October 31, 2009. The outstanding balance on this loan was $0.6 million, including $0.1 million of accrued interest, as of October 31, 2009. This note is classified as currently payable as the timing of events that would result in repayment are not determinable.

We lease computer equipment under a $2.5 million master lease agreement. Lease payment terms are 36 months from the date of acceptance for leased equipment.

Aggregate annual principal payments under our loan agreements and capital lease obligations for the years subsequent to October 31, 2009 are as follows:

2010	$ 997
2011	278
2012	213
2013	196
2014	206
Thereafter	3,081
Total	$4,971

Note 10. Shareholders' Equity

Common Stock

During 2009, we issued a total of 15.6 million shares of our common stock. We sold 6.7 million shares in a registered direct offering for aggregate net proceeds of $22.5 million and in connection with the execution of the 2009 License Agreement, POSCO purchased 7.0 million shares for aggregate net proceeds of $25.0 million. We also sold 0.7 million shares on the open market to fund dividend payments on our outstanding preferred shares and issued 1.2 million shares under employee benefit plans.

Warrants

In 2005, in connection with an Amended Distribution Agreement, we issued warrants to Enbridge Inc. ("Enbridge") to purchase up to an aggregate of 1,000,000 shares of our common stock at various exercises prices. The warrants vested on a graduated scale based on the volume (in total megawatts) and timing of sales orders generated by Enbridge. In July 2007, Enbridge placed qualifying orders resulting in the vesting of warrants to purchase 7,500 shares of our common stock at an exercise price of $9.89. These vested warrants expired on October 31, 2009 as did any remaining unvested warrants issued to Enbridge as there were no qualifying sales orders placed during 2009. Accordingly, there are no warrants outstanding at October 31, 2009.

Note 11. Redeemable Preferred Stock

Redeemable Series B Preferred Stock

We have 250,000 shares of our 5 percent Series B Cumulative Convertible Perpetual Preferred Stock (Liquidation Preference $1,000) ("Series B Preferred Stock") authorized for issuance. At October 31, 2009 and 2008, there were 64,120 shares of Series B Preferred Stock issued and outstanding, with a carrying value of $60.0 million. The shares of our Series B Preferred Stock and the shares of our common stock issuable upon conversion of the shares of our Series B Preferred Stock are covered by a registration rights agreement. The following is a summary of certain provisions of our Series B Preferred Stock.

- *Ranking*—Shares of Series B Preferred Stock rank with respect to dividend rights and rights upon our liquidation, winding up or dissolution:
  - senior to shares of our common stock;
  - junior to our debt obligations; and
  - effectively junior to our subsidiaries' (i) existing and future liabilities and (ii) capital stock held by others.
- *Dividends*—The Series B Preferred Stock pays cumulative annual dividends of $50 per share which are payable quarterly in arrears on February 15, May 15, August 15 and November 15, which commenced on February 15, 2005, when, as and if declared by the board of directors. Dividends accumulate and are cumulative from the date of original issuance. Accumulated dividends on the Series B Preferred Stock do not bear interest.

  The dividend rate is subject to upward adjustment as set forth in the Certificate of Designation if we fail to pay, or to set apart funds to pay, any quarterly dividend. The dividend rate is also subject to upward adjustment as set forth in the Registration Rights Agreement entered into with the Initial Purchasers if we fail to satisfy our registration obligations with respect to the Series B Preferred Stock (or the underlying common shares) under the Registration Rights Agreement.

  No dividends or other distributions may be paid or set apart for payment on our common shares (other than a dividend payable solely in shares of a like or junior ranking) unless all accumulated and unpaid Series B Preferred Stock dividends have been paid or funds or shares of common stock have been set aside for payment of accumulated and unpaid Series B Preferred Stock dividends.

  The dividend on the Series B Preferred Stock may be paid in cash; or at the option of the holder, in shares of our common stock, which will be registered pursuant to a registration statement to allow for the immediate sale of these common shares in the public market. Dividends of $3.2 million were paid in each of the years ended October 31, 2009 and 2008. There were no cumulative unpaid dividends at October 31, 2009.
- *Liquidation*—The Series B Preferred Stock stockholders are entitled to receive, in the event that we are liquidated, dissolved or wound up, whether voluntary or involuntary, $1,000 per share plus all accumulated and unpaid dividends to the date of that liquidation, dissolution, or winding up ("Liquidation Preference"). Until the holders of Series B Preferred Stock receive their Liquidation Preference in full, no payment will be made on any junior shares, including shares of our common stock. After the Liquidation Preference is paid in full, holders of the Series B Preferred Stock will not be entitled to receive any further distribution of our assets. At October 31, 2009 and 2008, the Series B Preferred Stock had a Liquidation Preference of $64.1 million.
- *Conversion Rights*—Each Series B Preferred Stock share may be converted at any time, at the option of the holder, into 85.1064 shares of our common stock (which is equivalent to an initial conversion price of $11.75 per share) plus cash in lieu of fractional shares. The conversion rate is subject to adjustment upon the occurrence of certain events, as described below, but will not be adjusted for accumulated and unpaid dividends. If converted, holders of Series B Preferred Stock do not receive a cash payment for all accumulated and unpaid dividends; rather, all accumulated and unpaid dividends are cancelled.

  Beginning after November 20, 2009 we may, at our option, cause shares of Series B Preferred Stock to be automatically converted into that number of shares of our common stock that are issuable at the then prevailing conversion rate. We may exercise our conversion right only if the closing price of our common stock exceeds 150 percent of the then prevailing conversion price ($11.75 at November 20, 2009) for 20 trading

days during any consecutive 30 trading day period, as described in the Certificate of Designation.

If holders of Series B Preferred Stock elect to convert their shares in connection with certain fundamental changes (as described below and in the Certificate of Designation), we will in certain circumstances increase the conversion rate by a number of additional shares of common stock upon conversion or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that shares of our Series B Preferred Stock are converted into shares of the acquiring or surviving company, in each case as described in the Certificate of Designation.

The adjustment of the conversion price is to prevent dilution of the interests of the holders of the Series B Preferred Stock from the following:

- Issuances of common stock as a dividend or distribution to holders of our common stock;
- Common stock share splits or share combinations;
- Issuances to holders of our common stock of any rights, warrants or options to purchase our common stock for a period of less than 60 days; and
- Distributions of assets, evidences of indebtedness or other property to holders of our common stock.

- *Redemption*—We do not have the option to redeem the shares of Series B Preferred Stock. However, holders of the Series B Preferred Stock can require us to redeem all or part of their shares at a redemption price equal to the Liquidation Preference of the shares to be redeemed in the case of a "fundamental change." A fundamental change will be deemed to have occurred if any of the following occurs:
  - any "person" or "group" is or becomes the beneficial owner, directly or indirectly, of 50 percent or more of the total voting power of all classes of our capital stock then outstanding and normally entitled to vote in the election of directors;
  - during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by our Board of Directors or whose nomination for election by our shareholders was approved by a vote of two-thirds of our directors then still in office who were either directors at the beginning of such period or whose election of nomination for election was previously so approved) cease for any reason to constitute a majority of our directors then in office;
  - the termination of trading of our common stock on the Nasdaq Stock Market and such shares are not approved for trading or quoted on any other U.S. securities exchange; or
  - we consolidate with or merge with or into another person or another person merges with or into us or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our assets and certain of our subsidiaries, taken as a whole, to another person and, in the case of any such merger or consolidation, our securities that are outstanding immediately prior to such transaction and which represent 100 percent of the aggregate voting power of our voting stock are changed into or exchanged for cash, securities or property, unless pursuant to the transaction such securities are changed into securities of the surviving person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the voting stock of the surviving person.

Notwithstanding the foregoing, holders of shares of Series B Preferred Stock will not have the right to require us to redeem their shares if:

- the last reported sale price of shares of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the fundamental change or its announcement equaled or exceeded 105 percent of the conversion price of the shares of Series B Preferred Stock immediately before the fundamental change or announcement;
- at least 90 percent of the consideration (excluding cash payments for fractional shares) and, in respect of dissenters' appraisal rights, if the transaction constituting the fundamental change consists of shares of capital stock traded on a U.S. national securities exchange, or which will be so traded or quoted when issued or exchanged in connection with a fundamental change, and as a result of the transaction, shares of Series B Preferred Stock become convertible into such publicly traded securities; or
- in the case of fundamental change event in the fourth bullet above, the transaction is affected solely to change our jurisdiction of incorporation.

We may, at our option, elect to pay the redemption price in cash or in shares of our common stock valued at a discount of 5 percent from the market price of shares of our common stock, or any combination thereof. Notwithstanding the foregoing, we may only pay such redemption price in shares of our common stock that are registered under the Securities Act of 1933 and eligible for immediate sale in the public market by non-affiliates of the Company.

- *Voting Rights*—Holders of Series B Preferred Stock currently have no voting rights; however, holders may receive certain voting rights, as described in the Certificate of Designation, if (1) dividends on any shares of Series B Preferred Stock, or any other class or series of stock ranking on a parity with the Series B Preferred Stock with respect to the payment of dividends, shall be in arrears for dividend periods, whether or not consecutive, for six calendar quarters or (2) we fail to pay the redemption price, plus accrued and unpaid dividends, if any, on the redemption date for shares of Series B Preferred Stock following a fundamental change.

So long as any shares of Series B Preferred Stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of Series B Preferred Stock outstanding at the time (voting separately as a class with all other series of preferred stock, if any, on parity with our Series B Preferred Stock upon which like voting rights have been conferred and are exercisable) issue or increase the authorized amount of any class or series of shares ranking senior to the outstanding shares of the Series B Preferred Stock as to dividends or upon liquidation. In addition, we will not, subject to certain conditions, amend, alter or repeal provisions of our certificate of incorporation, including the Certificate of Designation relating to the Series B Preferred Stock, whether by merger, consolidation or otherwise, so as to adversely amend, alter or affect any power, preference or special right of the outstanding shares of Series B Preferred Stock or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding Series B Preferred Stock shares.

Series 1 Preferred Shares—Redeemable minority interest

In connection with our acquisition of Global Thermoelectric Inc. ("Global") in November 2003, we acquired 1,000,000 Series 2 Preferred Shares ("Series 2 Preferred Shares"). With the sale of Global in May of 2004, the Series 2 Preferred Shares were cancelled and replaced with substantially equivalent Series 1 Preferred Shares ("Series 1 Preferred Shares") issued by FCE Ltd.

The fair value of the Series 2 Preferred Shares was determined at the acquisition date of Global using the income method. In applying this method, cash flows were estimated for the life of the securities and then discounted to present value to arrive at an indication of fair value. Amounts projected and then discounted included future dividend payments and conversion of the securities in 2020. Implicit in this valuation are certain assumptions regarding timing and payment of dividends and the ultimate conversion of the securities. Because the Series 1 Preferred Shares were issued as a replacement of the Series 2 Preferred Shares with equivalent terms and dividend requirements, the carrying value of the Series 1 Preferred Shares was set equal to the carrying value (original fair value plus any accretion of the fair value discount) of the Series 2 Preferred Shares at the date the Series 2 Preferred Shares were cancelled. The carrying value of the Series 1 Preferred Shares is adjusted quarterly to reflect dividend payments and accretion of the fair value discount. As of October 31, 2009 and 2008, the Series 1 Preferred Shares had a carrying value of $15.0 million and $13.3 million, respectively.

The significant terms of the Series 1 Preferred Shares include the following:

- *Voting Rights*—The holders of the Series 1 Preferred shares are not entitled to any voting rights or to receive notice of or to attend any meeting of the shareholders of FCE Ltd., but shall be entitled to receive notice of meetings of shareholders of FCE Ltd. called for the purpose of authorizing the dissolution or sale of its assets or a substantial part thereof.
- *Dividends*—Quarterly dividends of Cdn.$312,500 ($290,625 based on the October 31, 2009 exchange rate of Cdn.$0.93 to U.S.$1.00) accrue on the Series 1 Preferred Shares (subject to possible reduction pursuant to the terms of the Series 1 Preferred Shares on account of increases in the price of our common stock). We have agreed to pay a minimum of Cdn.$500,000 ($465,000 based on an exchange rate of Cdn.$0.93 to U.S.$1.00) in cash or common stock annually to Enbridge, the sole holder of the Series 1 Preferred Shares, as long as Enbridge holds these shares. Interest accrues on cumulative unpaid dividends at an annual rate of 9 percent, compounded quarterly. All cumulative unpaid dividends must be paid by December 31, 2010. Using an exchange rate of Cdn.$0.93 to U.S.$1.00, cumulative unpaid dividends and accrued interest was $9.8 million as of October 31, 2009. All cumulative unpaid dividends and accrued interest must be paid by December 31, 2010 and subsequently the required annual dividend payment increases to Cdn.$1.25 million ($1.16 million based on an exchange rate of Cdn.$0.93 to U.S.$1.00). We have guaranteed FCE Ltd.'s dividend obligations under the Series 1 Preferred Shares. During the year ended October 31, 2009, we paid cash dividends totaling Cdn.$500,000.

  Dividend and accrued interest payments can be made in cash or common stock, at the option of FCE Ltd., and such shares issued may be unregistered. If FCE Ltd. elects to make such payments using shares of common stock, the number of common shares is determined by dividing the cash dividend obligation by 95 percent of the volume weighted average price at which the common shares have been traded on NASDAQ during the 20 consecutive trading days preceding the end of the calendar quarter for which such dividend in common shares is to be paid converted into Canadian dollars using the Bank of Canada's noon rate of exchange on the day of determination.
- *Redemption*—FCE Ltd. may redeem in whole or in part the Series 1 Preferred Shares if the trading price of our common stock for a calculated period is not less than 120 percent of the current conversion price plus all accrued and unpaid dividends. On and after July 31, 2010, the Series 1 Preferred Shares are redeemable by FCE Ltd. for Cdn.$25 per share plus all unpaid dividends and accrued interest. Holders of the Series 1 Preferred Shares do not have any mandatory or conditional redemption rights.
- *Liquidation or Dissolution*—In the event of the liquidation or dissolution of FCE Ltd., the holders of Series 1 Preferred Shares will be entitled to receive Cdn.$25 per share plus all unpaid dividends and accrued interest. We have guaranteed any liquidation obligations of FCE Ltd.
- *Conversion Rights*—A holder of Series 1 Preferred Shares has the right to convert such shares into fully paid and non-assessable shares of common stock at the following conversion prices:
  - Cdn$120.22 per share of our common stock until July 31, 2010;
  - Cdn$129.46 per share of our common stock after July 31, 2010 until July 31, 2015;
  - Cdn$138.71 per share of our common stock after July 31, 2015 until July 31, 2020; and
  - at any time after July 31, 2020, at a price equal to 95 percent of the then current market price (in Cdn.$) of shares of our common stock at the time of conversion.

The conversion rates set forth above shall be adjusted if we: (i) split our shares of common stock; (ii) pay a stock dividend; (iii) issue rights, options or other convertible securities to our common stockholders enabling them to acquire our common stock at a price less than 95 percent of the then-current price; or (iv) fix a record date to distribute to our common stockholders shares of any class of securities, indebtedness or assets.

Derivative liability related to Series 1 Preferred Shares

The conversion feature and variable dividend contained in the terms of the Series 1 Preferred Shares are not clearly and closely related to the characteristics of the Series 1 Preferred Shares. Accordingly, these features qualify as embedded derivative instruments and are required to be accounted for separately and recorded as derivative financial instruments at fair value.

The conversion feature is valued using a lattice model. This is a one-factor model used to project stochastic stock prices, while risk free rates, discount rates and foreign exchange rates are deterministic factors. Based on the pay-off profiles of the Series 1 Preferred Shares, it is assumed that we will exercise the call option to force conversion in 2020. Conversion after 2020 delivers a fixed pay-off to the investor, and is modeled as a fixed payment in 2020. The cumulative dividend is modeled as a quarterly cash dividend component (to satisfy minimum dividend payment requirement), and a one-time cumulative dividend payment in 2010. The cumulative dividend is

compounded at a 2.45 percent quarterly rate. Call option strikes are adjusted for the cumulative dividend and the conversion ratio is adjusted by the accreted notional until 2010.

The variable dividend is valued using a Monte Carlo simulation model. The embedded derivative is defined as the difference between the value of a normal 5 percent annual dividend payment stream, and the value of a stock price and foreign exchange rate linked dividend payment stream. Future stock prices and exchange rates are simulated following geometric Brownian motion to determine the stock/FX linked dividend going out to the year 2020, when the Series 1 Preferred Shares are assumed to be force converted.

The assumptions used in these valuation models include historical stock price volatility, risk-free interest rate and a credit spread based on the yield indexes of technology high yield bonds, foreign exchange volatility as the security is denominated in Canadian dollars, and the closing price of our common stock. The aggregate fair value of these derivatives included within long-term debt and other liabilities on the consolidated balance sheets as of October 31, 2009 and 2008 was $0.5 million and $0.3 million, respectively.

Note 12. Segment Information

We are engaged in the development, design, production and sale of high temperature fuel cells for clean electric power generation. Critical to the success of our business is, among other things, our research and development efforts, both through customer-sponsored projects and Company-sponsored projects. Management considers our research and development activities and the production and sale of our fuel cell products as one activity. Accordingly, we have identified one business segment: fuel cell power plant production and research.

Revenues, by geographic location (based on the customer's ordering location) for the years ended October 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
South Korea	$56,100	$ 46,160	$ 6,444
United States	30,450	50,705	31,687
Canada	74	159	3,587
Germany	991	2,856	5,153
Japan	401	855	1,363
Total	$88,016	$100,735	$48,234

Note 13. Benefit Plans

We have shareholder approved equity incentive plans, a shareholder approved Section 423 Stock Purchase Plan (the "ESPP") and an employee tax-deferred savings plan, which are described in more detail below.

Equity Incentive Plans

The Board adopted the 1998 and 2006 Equity Incentive Plans (collectively, the "Equity Plans"). Pursuant to the Equity Plans, 8.5 million shares of common stock were reserved for issuance. The Board is authorized to grant incentive stock options, nonqualified stock options, restricted stock awards ("RSAs") and stock appreciation rights ("SARs") to our officers, key employees and non-employee directors. Stock options, RSAs and SARs have restrictions as to transferability. Stock option exercise prices are fixed by the Board but shall not be less than the fair market value of our common stock on the date of the grant. SARs may be granted in conjunction with stock options. Stock options generally vest ratably over four years and expire 10 years from the date of grant. As of October 31, 2009, there were 231,163 shares available for grant. There were no SARs outstanding at October 31, 2009 or 2008.

We account for stock options awarded to employees and non-employee directors under the fair value method. The fair value of stock options was estimated on the grant date using the Black-Scholes valuation model and the following weighted-average assumptions:

	2009	2008	2007
Expected life (in years)	6.8	6.7	6.6
Risk-free interest rate	2.3%	3.2%	4.5%
Volatility	72.4%	64.0%	60.8%
Dividend yield	0%	0%	0%

The expected life is the period over which our employees are expected to hold the options and is based on historical data for similar grants. The risk-free interest rate is based on the expected U.S. Treasury rate over the expected life. Expected volatility is based on the historical volatility of our stock. For fiscal year 2007, we calculated expected volatility based on a combination of the historical volatility of our stock and the implied volatility from traded options. Dividend yield is based on our expected dividend payments over the expected life.

Share-based compensation was reflected in the consolidated statements of operations as follows:

	2009	2008	2007
Cost of product sales and revenues	$1,029	$1,004	$ 714
Cost of research and development contracts	188	235	297
General and administrative expense	2,802	3,287	3,030
Research and development expense	780	940	1,085
Total share-based compensation	$4,799	$5,466	$5,126

The following table summarizes our stock option activity for the year ended October 31, 2009:

	Number of options	Weighted average option price
Outstanding at October 31, 2008	5,967,213	$10.99
Granted	213,152	2.89
Exercised	(106,000)	1.63
Cancelled	(333,660)	11.08
Outstanding at October 31, 2009	5,740,705	$10.86

The weighted average grant-date fair value per share for options granted during the periods ended October 31, 2009, 2008 and 2007 was $1.97, $5.44 and $4.62, respectively. The total intrinsic value of options exercised during the periods ended October 31, 2009, 2008 and 2007 was $0.1 million, $2.2 million and $7.3 million, respectively.

The following table summarizes information about stock options outstanding and exercisable at October 31, 2009:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price ($)	Number exercisable	Weighted average exercise price ($)
$ 0.27 – $ 5.10	211,952	9.4	2.89	154,759	2.85
$ 5.11 – $ 9.92	3,306,512	6.5	7.94	2,127,212	7.83
$ 9.93 – $14.74	1,496,623	4.5	12.19	1,345,298	12.38
$14.75 – $19.56	262,618	1.5	16.82	262,618	16.82
$19.57 – $24.39	217,000	1.5	23.01	217,000	23.01
$24.40 – $29.21	25,000	1.2	26.22	25,000	26.22
$29.22 – $34.03	157,000	1.0	29.91	157,000	29.91
$34.04 – $48.49	64,000	0.9	38.50	64,000	38.50
	5,740,705	5.4	10.86	4,352,887	11.71

The intrinsic value of options outstanding and exercisable at October 31, 2009 was $0.1 million.

During fiscal year 2009, we granted 664,612 RSAs to employees. RSA expense is based on the fair value of the award at the date of grant and is amortized over the vesting period, generally four years. The weighted average grant-date fair value of RSAs was $2.87 per share. During the year, 71,350 RSAs were cancelled. At October 31, 2009, there were 593,262 outstanding RSAs with an average remaining life of 1.9 years and an aggregate intrinsic value of $2.0 million.

As of October 31, 2009, total compensation cost related to nonvested stock options and RSAs not yet recognized was $4.6 million and $1.4 million, respectively, which is expected to be recognized over the next 1.9 years and 3.5 years, respectively, on a weighted-average basis.

Stock may be issued to employees as part of the annual incentive bonus. During fiscal 2009, 2008 and 2007, we issued 355,253, 140,271 and 133,419 shares of common stock, respectively, in lieu of cash bonuses with values of $1.1 million, $1.1 million and $0.9 million, respectively, to fulfill the accrued obligation from each of the prior fiscal years.

During fiscal 2008 and 2007, we issued 9,387 and 8,391 shares of common stock, respectively, to directors as compensation in lieu of cash. No shares were issued to directors as compensation in 2009.

Employee Stock Purchase Plan

There were 900,000 shares of common stock reserved for issuance under the ESPP. Under the ESPP, eligible employees have the right to purchase shares of common stock at the lesser of (i) 85 percent of the last reported sale price of our common stock on the first business day of the offering period or (ii) 85 percent of the last reported sale price of the common stock on the last business day of the offering period, in either case rounded up to avoid impermissible trading fractions. Shares issued pursuant to the ESPP contain a legend restricting the transfer or sale of such common stock for a period of six months after the date of purchase. As of October 31, 2009, there were 207,207 shares of common stock available for issuance under the ESPP.

ESPP activity for the year ended October 31, 2009 was as follows:

	Number of shares
Balance at October 31, 2008	267,217
Issued @ $4.06	(24,834)
Issued @ $2.69	(35,176)
Balance at October 31, 2009	**207,207**

The fair value of shares under the ESPP was determined on the grant date using the Black-Scholes valuation model with the following weighted-average assumptions:

	2009	2008	2007
Expected life (in years)	.5	.5	.5
Risk-free interest rate	0.7%	2.1%	5.06%
Volatility	99.0%	68.9%	46.7%
Dividend yield	0%	0%	0%

The weighted-average fair value of shares issued under the ESPP during fiscal 2009 was $1.50 per share.

Employee Tax-Deferred Savings Plans

We offer a 401(k) plan (the "Plan") to all full time employees that provides for tax-deferred salary deductions for eligible employees (beginning the first month following an employee's hire date). Employees may choose to make voluntary contributions of their annual compensation to the Plan, limited to an annual maximum amount as set periodically by the Internal Revenue Service. We provide discretionary matching contributions equal to 100 percent of the employee's contribution amount, up to a maximum of 6 percent of the employee's annual salary. Participants are required to contribute a minimum of 3 percent in order to be eligible to participate and receive the matching contribution. Matching contributions begin vesting after one year and are fully vested after five years. Employee contributions are fully vested when made. Under the Plan, there is no option available to the employee to receive or purchase our common stock. In February 2009, we suspended our matching contribution. Contributions under the

Plan were $0.5 million, $1.7 million and $1.3 million for the fiscal years ended October 31, 2009, 2008 and 2007, respectively.

Note 14. Income Taxes

The components of loss from continuing operations before income taxes for the fiscal years ended October 31, 2009, 2008, and 2007 were as follows:

	2009	2008	2007
U.S.	$(66,582)	$(91,500)	$(66,988)
Foreign	(2,092)	(1,857)	(1,686)
Loss before income taxes	$(68,674)	$(93,357)	$(68,674)

There was no current or deferred federal income tax expense (benefit) for the years ended October 31, 2009, 2008 and 2007. Franchise tax expense, which is included in administrative and selling expenses, was $0.2 million, $0.2 million and $0.4 million for the years ended October 31, 2009, 2008 and 2007, respectively.

The reconciliation of the federal statutory income tax rate to our effective income tax rate for the years ended October 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
Statutory federal income tax rate	(34.0)%	(34.0)%	(34.0)%
State taxes net of Federal benefit	(1.6)%	(3.4)%	(4.8)%
Net operating loss true-up	0.5%	(1.3)%	—
Nondeductible expenditures	1.7%	1.4%	2.0%
Change in State tax rate	12.8%	—	—
Other, net	0.1%	0.7%	0.8%
Valuation allowance	20.5%	36.6%	36.0%
Effective income tax rate	0.0%	0.0%	0.0%

Our deferred tax assets and liabilities consisted of the following at October 31, 2009 and 2008:

	2009	2008
Deferred tax assets:		
Compensation and benefit accruals	$ 3,665	$ 3,689
Bad debt and other reserves	2,444	1,655
Capital loss and tax credit carryforwards	5,456	4,754
Investment in Versa	2,305	2,138
Net operating losses	175,363	166,555
Deferred license revenue	3,646	—
Lower of cost or market inventory reserves	3,635	5,001
Gross deferred tax assets	196,514	183,792
Valuation allowance	(194,087)	(180,507)
Deferred tax assets after valuation allowance	2,427	3,285
Deferred tax liability:		
Investment in partnerships	(509)	(547)
Accumulated depreciation	(1,918)	(2,738)
Gross deferred tax liability	(2,427)	(3,285)
Net deferred tax assets	$ —	$ —

We continually evaluate our deferred tax assets as to whether it is "more likely than not" that the deferred tax assets will be realized. In assessing the realizability of our deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on the projections for future taxable income over the periods in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. As a result, we recorded a full valuation allowance against our net deferred tax assets. Approximately $4.3 million of the valuation allowance will reduce additional paid in capital upon subsequent recognition of any related tax benefits.

At October 31, 2009, we had federal and state NOL carryforwards of $497 million and $341 million, respectively, for which a portion of the NOL has not been recognized in connection with share-based compensation. The Federal NOLs expire in varying amounts from 2020 through 2029 while state NOLs expire in varying amounts from 2011 through 2029. Additionally, we had $8.1 million of state tax credits available, of which $1.0 million expires in 2018. The remaining credits do not expire.

Certain transactions involving the Company's beneficial ownership occurred in fiscal 2009 and prior years, which could have resulted in a stock ownership change for purposes of Section 382 of the Internal Revenue Code of 1986, as amended. We have determined that there was no ownership change as of the end of our 2009 fiscal year under Section 382. We have completed a detailed Section 382 study to determine if any of the NOLs and credits generated will be subject to limitation for fiscal 2009. Consequently, there have been no material ownership percentage changes and as a result, there isn't any impact to our consolidated statement of operations.

As discussed in Note 1, we adopted guidance for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). There was no cumulative effect on retained earnings from the adoption of this guidance, although NOL carryforwards and the related valuation allowance were adjusted by $15.7 million.

The liability for unrecognized tax benefits at October 31, 2009 and 2008 was $15.7 million. This amount is directly associated with a tax position taken in a year in which federal and state NOL carryforwards were generated. Accordingly, the amount of unrecognized tax benefit has been presented as a reduction in the reported amounts of our federal and state NOL carryforwards. It is our policy to record interest and penalties on unrecognized tax benefits as income taxes; however, because of our significant NOLs, no provision for interest or penalties has been recorded.

We file income tax returns in the U.S. and various states, primarily Connecticut and California. We are open to examination by the Internal Revenue Service and various states in which we file for fiscal years 1998 to the present. We are currently not under any income tax examinations.

Note 15. Earnings Per Share

Basic earnings (loss) per common share ("EPS") are generally calculated as income (loss) available to common shareholders divided by the weighted average number of common shares outstanding. Diluted EPS is generally calculated as income (loss) available to common shareholders divided by the weighted average number of common shares outstanding plus the dilutive effect of common share equivalents. The calculation of basic and diluted EPS for the years ended October 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
Numerator			
Net loss	$(68,674)	$(93,357)	$(68,674)
Preferred stock dividend	(3,208)	(3,208)	(3,208)
Net loss to common shareholders	$(71,882)	$(96,565)	$(71,882)
Denominator			
Weighted average basic common shares	72,392,928	68,570,689	61,990,555
Effect of dilutive securities (1)	—	—	—
Weighted average diluted common shares	72,392,928	68,570,689	61,990,555
Basic earnings per share	$(0.99)	$(1.41)	$(1.16)
Diluted earnings per share (1)	$(0.99)	$(1.41)	$(1.16)

(1) Due to the net loss to common shareholders in each of the years presented above, diluted earnings per share was computed without consideration to potentially dilutive instruments as their inclusion would have been antidilutive. Potentially dilutive instruments include stock options, warrants and convertible preferred stock. At October 31, 2009, 2008 and 2007, there were options to purchase 5.7 million, 6.0 million and 5.3 million shares of common stock, respectively. There were no outstanding warrants as of October 31, 2009, and as of October 31, 2008 and 2007, there were outstanding warrants to purchase 500,000 and 800,000 shares of common stock, respectively. See Note 11 for further information on preferred stock.

Note 16. Commitments and Contingencies

Lease agreements

In December 2006, we entered into a master lease agreement that allows for the lease of computer equipment up to an aggregate cost of $2.5 million. As of October 31, 2009, we had capital lease obligations of $0.3 million. Lease payment terms are 36 months from the date of lease.

We also lease certain computer and office equipment, and manufacturing facilities in Torrington, and Danbury, Connecticut under operating leases expiring on various dates through 2015. Rent expense was $1.4 million, $1.3 million and $1.1 million for the fiscal years ended October 2009, 2008 and 2007, respectively.

Non-cancelable minimum payments applicable to operating and capital leases as of October 31, 2009 were as follows:

	Operating Leases	Capital Leases
2010	$ 861	$192
2011	766	102
2012	739	27
2013	730	—
2014	738	—
Thereafter	523	—
Total	$4,357	$321

Service and warranty agreements

Under the provisions of our LTSAs, we provide services to maintain, monitor and repair customer power plants to meet minimum operating levels. Should the power plant not meet the minimum operating levels, we may be required to replace the fuel cell stack with a new or used stack. Our contractual liability under LTSAs is limited to the amount of service fees payable under the contract. We have incurred and expect to continue to incur costs in excess of revenues in order to maintain customer power plants under our LTSAs. The revenues and costs of our LTSAs in the fiscal years ended October 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Revenues	$ 5,015	$ 4,222	$ 3,338
Costs	(19,386)	(24,151)	(13,303)
Costs in excess of revenues	$(14,371)	$(19,929)	$ (9,965)

In fiscal 2008, our five-year fuel cell stack went into production, extending the expected life by two years. Service agreements related to power plants that have the five-year stack design are not expected to require a stack change to continue to meet minimum operating levels although we have limited operating experience with these products. Power plants that do not have the new design may require a stack replacement and we expect to continue to incur costs for stack changes as the older three-year stacks reach end of life.

Power purchase agreements

Under the terms of our PPAs, customers agree to purchase power from our fuel cell power plants at negotiated rates, generally for periods of five to ten years. Electricity rates are generally a function of the customers' current and future electricity pricing available from the grid. As owner of the power plants in these PPA entities, we are responsible for all operating costs necessary to maintain, monitor and repair the power plants. Under certain agreements, we are also responsible for procuring fuel, generally natural gas, to run the power plants. The assets of these PPA entities, including fuel cell power plants, are carried at fair value based on our estimates of future revenues and expenses. Should actual results differ from our estimates, our results of operations could be negatively impacted. We are not required to produce minimum amounts of power under our PPA agreements and we have the right to terminate PPA agreements by giving written notice to the customer, subject to certain exit costs.

Other

We are involved in legal proceedings, claims and litigation arising out of the ordinary conduct of our business. Although we cannot assure the outcome, management presently believes that the result of such legal proceedings, either individually, or in the aggregate, will not have a material adverse effect on our consolidated financial statements, and no material amounts have been accrued in our consolidated financial statements with respect to these matters.

Note 17. Supplemental Cash Flow Information

The following represents supplemental cash flow information:

Years Ended October 31,	2009	2008	2007
Cash interest paid	$ 264	$ 101	$ 84
Supplemental disclosure of non-cash investing and financing activities:			
Common stock issued for employee annual incentive bonus	1,076	1,050	942
Write-off of assets resulting from the sale of a power plant to Sierra Nevada Brewing Co. (1)	—	—	(3,943)

(1) In December 2006, we completed the sale of the 1 MW power plant that had been operating under a power purchase agreement to the Sierra Nevada Brewing Co. The net book value of the asset of $3.9 million, which was recorded in property, plant and equipment as of October 31, 2006, was written-off and charged to cost of product sales and revenues upon the sale of the asset. In addition, the buyer assumed certain incentive funding liabilities resulting in a $2.2 million decrease in deferred revenue liabilities and a corresponding credit to cost of product sales and revenues. Net cash proceeds from this transaction were $1.8 million, which is included within operating activities on the consolidated statements of cash flows.

Note 18. Quarterly Information (Unaudited)

Selected unaudited financial data for each quarter of fiscal years 2009 and 2008 is presented below. We believe that the information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Year ended October 31, 2009:					
Revenues	$ 21,723	$ 22,864	$ 23,017	$ 20,412	$ 88,016
Loss from operations	(19,435)	(18,395)	(14,487)	(14,048)	(66,365)
Net loss	(19,919)	(19,080)	(14,915)	(14,760)	(68,674)
Preferred stock dividends	(802)	(802)	(802)	(802)	(3,208)
Net loss to common shareholders	(20,721)	(19,882)	(15,717)	(15,562)	(71,882)
Net loss to common shareholders per basic and diluted common share (1)	$(0.30)	$(0.29)	$(0.21)	$(0.20)	$(0.99)
Year ended October 31, 2008:					
Revenues	$ 15,019	$ 31,643	$ 27,904	$ 26,169	$100,735
Loss from operations	(19,128)	(24,704)	(26,146)	(22,823)	(92,801)
Net loss	(18,916)	(24,977)	(25,980)	(23,484)	(93,357)
Preferred stock dividends	(802)	(802)	(802)	(802)	(3,208)
Net loss to common shareholders	(19,718)	(25,779)	(26,782)	(24,286)	(96,565)
Net loss to common shareholders per basic and diluted common share (1)	$(0.29)	$(0.38)	$(0.39)	$(0.35)	$(1.41)

(1) The full year net loss to common shareholders basic and diluted share may not equal the sum of the quarters due to weighting of outstanding shares.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Exposure

We typically invest in U.S. Treasury securities with maturities ranging from less than three months to one year or more. We expect to hold these investments until maturity and accordingly, these investments are carried at cost and not subject to mark-to-market accounting. At October 31, 2009, our U.S. Treasury investments had a carrying value of $7.0 million and maturity dates ranging from December 31, 2009 to April 30, 2010. The fair value of these securities at October 31, 2009 approximated their carrying value. The carrying value and fair value of our U.S. Treasury investments at October 31, 2008 was $48.8 million and $49.1 million, respectively. Cash is invested overnight with high credit quality financial institutions and therefore we are not exposed to market risk from changing interest rates. Based on our overall interest rate exposure at October 31, 2009, including all interest rate sensitive instruments, a change in interest rates of one percent would affect our results of operations by $0.6 million.

Foreign Currency Exchange Risk

As of October 31, 2009, less than one percent of our total cash, cash equivalents and investments were in currencies other than U.S. dollars (primarily Canadian dollars and South Korean Won). We make purchases from certain vendors in currencies other than U.S. dollars. Although we have not experienced significant foreign exchange rate losses to date, we may in the future, especially to the extent that we do not engage in currency hedging activities. The economic impact of currency exchange rate movements on our operating results is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, may cause us to adjust our financing and operating strategies.

Derivative Fair Value Exposure

Series 1 Preferred Stock

Our Series 1 Preferred shares include embedded derivatives that require bifurcation from the host contract. Specifically, the embedded derivatives requiring bifurcation from the host contract include the conversion feature of the security and the variable dividend obligation. The aggregate fair value of these derivatives included within long-term debt and other liabilities in our consolidated balance sheets as of October 31, 2009 and 2008 was $0.5 million and $0.3 million, respectively. The fair value was based on valuation models using various assumptions including historical stock price volatility, risk-free interest rate and a credit spread based on the yield indexes of technology high yield bonds, foreign exchange volatility as the Series 1 Preferred security is denominated in Canadian dollars, and the closing price of our common stock. Changes in any of these assumptions would change the underlying fair value with a corresponding charge or credit to earnings. However, any changes to the assumptions would not have a material effect on our results of operations or financial condition.

Warrants

In connection with our investment in Versa, we received warrants for the right to purchase additional shares of Versa's common stock. At October 31, 2009 and 2008, we held warrants for the right to purchase 3,108 and 2,286 shares of Versa's common stock, respectively. We have determined that these warrants represent derivatives. The fair value of the warrants is based on the Black-Scholes valuation model using historical stock price, volatility (based on a peer group since Versa's common stock is not publicly traded) and risk-free interest rate assumptions. The fair value of the warrants at October 31, 2009 and 2008 was $0.2 million and $0.3 million, respectively, and was included within investment and loan to affiliate in our consolidated balance sheets. Changes in any of these assumptions would result in a change in the fair value of the warrants and impact our results of operations; however, the impact is not expected to be material. For example, a 10 percent increase in the volatility assumption would have resulted in a charge to earnings of $20 thousand and $18 thousand, assuming all other assumptions remain the same, for the years ended October 31, 2009 and 2008, respectively.

Performance Graph

The following graph compares the annual change in the Company's cumulative total stockholder return on its Common Stock for the five fiscal years ended October 31, 2009 with the cumulative stockholder total return on the Russell 2000 Index and a peer group consisting of Standard Industry Classification ("SIC") Group Code 369 companies listed on The American Stock Exchange, Nasdaq Global Market and New York Stock Exchange for that period ("Peer Index"). It assumes $100 invested on November 1, 2004 with dividends reinvested.



Shareholder Information

Corporate Office
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305

Form 10-K
A copy of the Annual Report on Form 10-K for the year ended October 31, 2009, which is filed with the U.S. Securities and Exchange Commission, can be accessed from our website at www.fuelcellenergy.com. We will provide, without charge, a copy of the Annual Report on Form 10-K for the year ended October 31, 2009. You may request a copy by writing to Shareholder Relations at the address below.

Company Contacts
For additional information about FuelCell Energy, Inc. please contact:
Shareholder Relations
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305
IR@fce.com

Corporate Website
www.fuelcellenergy.com

Registrar and Transfer Agent
Shareholders with questions regarding lost certificates, address changes or changes of ownership should contact:
American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449
(718) 921-8124
info@amstock.com
www.amstock.com

Auditors
KPMG LLP

Legal Counsel
Robinson & Cole LLP

The Annual Meeting
The Annual Meeting of Shareholders will be held Thursday, March 25, 2010 at 10:00 a.m. at the Danbury Plaza Hotel & Conference Center, 18 Old Ridgebury Road, Danbury, CT.

Common Stock Price Information
Our common stock has been publicly traded since June 25, 1992. From September 21, 1994 through February 25, 1997, it was quoted on the NASDAQ National Market, and from February 26, 1997 through June 6, 2000, it was traded on the American Stock Exchange. Our common stock trades under the symbol "FCEL" on the Nasdaq Global Market. The following table sets forth the high and low sale prices for our common stock for the fiscal periods indicated as reported by the Nasdaq Global Market during the indicated quarters.

Common Stock Price	High	Low
Year Ended October 31, 2009		
First Quarter	$ 5.48	$2.25
Second Quarter	$ 4.06	$1.98
Third Quarter	$ 5.47	$2.76
Fourth Quarter	$ 4.61	$3.27
Year Ended October 31, 2008		
First Quarter	$13.14	$7.08
Second Quarter	$ 9.24	$5.43
Third Quarter	$10.30	$6.50
Fourth Quarter	$ 8.83	$3.10

Common Stock Dividend Policy
No cash dividends have been declared or paid by the Company on its common stock since its inception.

Non-Discrimination Statement
In order to provide equal employment and advancement opportunities to all individuals, our employment decisions will be based on merit, qualifications, and abilities. We do not discriminate in employment opportunities or practices on the basis of race, color, religion, creed, age, sex, marital status, national origin, ancestry, past or present history of mental disorder, mental retardation, learning disabilities, physical disability, sexual orientation, gender identification, genetic information, or any other characteristic protected by law.

Printed on 100% post-consumer waste recycled paper.

Officers and Directors

Officers

R. Daniel Brdar
Chairman, President and Chief Executive Officer

Christopher R. Bentley
Executive Vice President Government R&D Operations, Strategic Manufacturing Development

Joseph G. Mahler
Senior Vice President, Chief Financial Officer, Secretary, Treasurer, Corporate Strategy

Board of Directors

R. Daniel Brdar[2]
Chairman of the Board of Directors, President and Chief Executive Officer

Richard A. Bromley[3]
Retired Vice President-Law and Government for AT&T

James H. England[3]
Independent Business Consultant, Chief Executive Officer and Director of Stablman-England Irrigation, Inc. and HEMS, LLC, an investment partnership

Glenn H. Epstein[4, 6]
Former Chairman and Chief Executive Officer of Intermagnetics General Corporation

James D. Gerson[3, 5]
Private Investor

Thomas L. Kempner[2, 5]
Chairman and Chief Executive Officer of Loeb Partners Corporation

William A. Lawson[4, 5]
Retired Chairman of the Board of Newcor, Inc.

George K. Petty[2, 4]
Former President and Chief Executive Officer of Telus Corporation

John A. Rolls[1, 3, 5]
Managing Partner of Core Capital Group, a private investment partnership

Togo Dennis West, Jr.[4]
Former Secretary of the Army and U.S. Secretary of Veterans Affairs

1 Lead Independent Director
2 Executive Committee
3 Audit and Finance Committee
4 Compensation Committee
5 Nominating and Corporate Governance Committee
6 Will not be standing for re-election

Statements in this Report relating to matters not historical are forward-looking statements that involve important factors that could cause actual results to differ materially from those anticipated. Cautionary statements identifying such important factors are described in reports, including the Form 10-K for the fiscal year ended October 31, 2009, filed by FuelCell Energy, Inc. with the Securities and Exchange Commission and available at www.fuelcellenergy.com.

FuelCell Energy with the corresponding logo is a registered trademark of FuelCell Energy, Inc. "Direct FuelCell," "DFC," "DFC-H2" and "DFC/T" are registered trademarks of FuelCell Energy, Inc. DFC-ERG is a registered trademark of Enbridge Inc. and FuelCell Energy, Inc. All rights reserved. © FuelCell Energy, Inc. 2010.



FuelCell Energy | Ultra-Clean, Efficient, Reliable Power

CORPORATE OFFICE
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305

SALES CONTACT
sales@fce.com